As filed with the Securities and Exchange Commission on June 5, 1998
                                                     Registration No. 333-51357

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                               LMI AEROSPACE, INC.
             (Exact Name of Registrant as Specified in Its Charter)

Missouri                              3728                          43-1309065
(State or Other                Primary  Standard                (I.R.S. Employer
Jurisdiction  of           Industrial Classification             Identification
Incorporation or                  Code Number                         Number)
Organization)

                 3600 Mueller Road, St. Charles, Missouri 63302
                                 (314) 946-6525
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                              Lawrence E. Dickinson
                             Chief Financial Officer
                    P.O. Box 900, St. Charles, Missouri 63302
                                 (314) 946-6525
                               Fax: (314) 949-1576
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                        Copies of all correspondence to:

   Douglas J. Bates, Esq                    Steven Schwartz, Esq.
   Gallop, Johnson & Neuman, L.C.           Much Shelist Freed Denenberg
   101 South Hanley Road, 16th Floor        Ament Bell & Rubenstein, P.C.
   St. Louis, Missouri  63105               200 N. LaSalle Street, Suite 2100
   (314) 862-1200                           Chicago, Illinois  60601-1095
   Fax (314) 862-1219                       (312) 346-3100
                                            Fax: (312) 621-1750
         Approximate date of commencement of proposed sale to public. As soon as practicable after this Registration Statement becomes effective.
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or investment reinvestment plans, check the following box. |_|
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                    SUBJECT TO COMPLETION, DATED JUNE 5, 1998

                                2,300,000 Shares
[LOGO]
                               LMI AEROSPACE, INC.
                                  Common Stock

         All of the 2,300,000 shares of Common Stock, par value $0.02 per share (the "Common Stock"), offered hereby (the "Offering"), are being offered by LMI Aerospace, Inc., a Missouri corporation (the "Company"). Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "UNDERWRITING" for information relating to the factors considered in determining the initial public offering price. The Company has filed an application to designate the Common Stock for quotation on the Nasdaq National Market under the proposed symbol "LMIA."

         For a discussion of certain risks that should be considered by prospective purchasers of the Common Stock offered hereby, see "RISK FACTORS" commencing on page 7.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================
                                      Underwriting
                      Price to        Discounts and          Proceeds
                       Public        Commissions(1)       to Company(2)
------------------------------------------------------------------------------
Per Share...........     $                  $                   $
------------------------------------------------------------------------------
Total (3)...........     $                  $                   $
==============================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "UNDERWRITING."
(2) Before deducting estimated expenses of the Offering of $550,000, all of which will be paid by the Company.
(3) The Company has granted the Underwriters a 45-day option to purchase up to an aggregate of 345,000 additional shares of Common Stock at the price to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $____, $____ and $____, respectively. See "UNDERWRITING."

         The Common Stock is being offered by the Underwriters, subject to prior sales, when, as and if issued to and accepted by them and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders, in whole or in part. It is expected that the delivery of certificates representing the Common Stock will be made against payment therefor on or about ____________________, 1998.

EVEREN Securities, Inc.                            George K. Baum & Company

              The date of this Prospectus is ________________, 1998

         CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS, OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all share and per share data (other than the historical financial statements contained herein) reflects a stock dividend of 2.29 shares paid on each share held of record on May 1, 1998. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Unless the context otherwise requires, references to the Company are to LMI Aerospace, Inc., a Missouri corporation, and its wholly-owned subsidiaries, Leonard's Metal, Inc., a Missouri corporation, and LMI Finishing, Inc., an Oklahoma corporation.

                                   The Company


         LMI Aerospace, Inc. is a leading fabricator, finisher and integrator of formed, close tolerance aluminum and specialty alloy components for use by the aerospace industry. For approximately 50 years the Company has been engaged in manufacturing components for a wide variety of aerospace applications. Components manufactured by the Company include leading edge wing slats, flaps and lens assemblies; cockpit window frame assemblies; fuselage skins and supports; and passenger and cargo door frames and supports. The Company maintains multi-year contracts with leading original equipment manufacturers ("OEMs") and primary subcontractors ("Primes") of commercial, corporate, regional and military aircraft. Typically such contracts, which govern virtually all of the Company's sales, designate the Company as the sole supplier of the aerospace components sold under the contracts. Customers include Boeing, Lockheed Martin, Northrop Grumman, Gulfstream, Learjet, Canadair, DeHavilland and PPG. The Company manufactures approximately 14,000 parts for integration into such models as Boeing's 737, 747, 757, 767 and 777 commercial aircraft, Gulfstream's G-IV and G-V corporate aircraft, Canadair's RJ regional aircraft, and Lockheed Martin's F-16 and C-130 military aircraft.

         In addition to supplying quality components, the Company provides its customers with value-added services, including engineered tool design, production and repair; heat treating; chemical milling; assembly; and metal finishing processes, such as polishing and painting. The Company believes that such value-added services provide significant benefits to its customers including: (i) reduced administrative costs resulting from the Company's ability to serve as a single point of purchase for a wide array of required products and services, (ii) faster, more efficient production rates, and (iii) greater consistency in meeting scheduled delivery dates. As a result, the Company believes that its value-added services are an increasingly important factor in the selection of the Company to provide aerospace components.


         For the five-year period ended December 31, 1997, the Company's revenue increased from $18.4 million to $55.1 million. During the same period operating income increased from $279,000 to $9.6 million. Net income, which was generally breakeven from 1993 to 1995, increased to $1.2 million in 1996 and $5.3 million in 1997. At March 31, 1998, the Company's backlog of customer orders scheduled for delivery prior to December 31, 1998 increased to a record level of $34.3 million. See "SUMMARY CONSOLIDATED FINANCIAL INFORMATION."

         The Company believes that it is well positioned to benefit from several industry trends, including: (i) increased new aircraft production; (ii) increased outsourcing by OEMs and Primes; (iii) a decrease in the number of preferred suppliers of aerospace components; and (iv) increased consolidation of aerospace component suppliers.

                                  The Industry

         The aerospace components industry is enjoying favorable trends driven by strong growth in production of new commercial, corporate and regional aircraft. Aircraft manufacturers are currently experiencing record levels of new orders. The market for new commercial aircraft is estimated at $50 billion, the market for corporate jet aircraft, is estimated at $6 billion and the market for regional jet aircraft is estimated at $3 billion.

         According to Boeing's 1997 Current Market Outlook (the "Boeing Report"), annual deliveries of commercial aircraft can be expected to increase from approximately 400 in 1996 to more than 700 in 1998, increasing the worldwide fleet of aircraft from 11,500 at the end of 1996 to over 16,000 at the end of 2001 and over 23,000 at the end of 2016. Additionally, expenditures for new commercial aircraft production are expected to total approximately $490 billion for the period from 1996 to 2006. Such increases result from the need of aircraft operators to accommodate a projected 75% increase in global air travel through the year 2006. The demand for commercial aircraft is rapidly increasing as a result of the following: (i) increasing profitability of airline operators; (ii) a worldwide increase in miles flown by existing aircraft; and (iii) the need to modify or replace older aircraft to comply with more stringent governmental noise and safety regulations.

         According to the Allied Signal Annual Business Aviation Outlook dated September 1997 (the "Allied Report"), 2,300 new corporate jet aircraft are expected to be delivered from 1997 through 2001, a 61% increase over the previous five-year period. The demand for corporate aircraft is rapidly increasing as a result of the following: (i) the introduction of new, larger and more efficient aircraft; (ii) the growing popularity of fractional aircraft ownership; (iii) the minimal availability of used aircraft; (iv) the need for long range flights to expanding international markets; (v) the increased demand for more expedient travel; and (vi) the continued surge in corporate profitability and the U.S. stock market.

         Regional jets (32-70 seat capacity) are the most rapidly growing market segment in commercial aircraft. Annual deliveries are estimated to double from 96 units in 1997 to more than 210 by 2000. The demand for regional jets is rapidly increasing as a result of the following: (i) ability to pull passengers into major airline hubs or bypass hubs altogether; (ii) expanded frequency of service on routes served by larger jets; (iii) break even load factors are much lower on regional airlines than on majors; (iv) extended range relative to previously utilized regional turboprops; and (v) ability to service routes which would otherwise be unprofitable if served by larger jets.

         In addition to demand related to production of new aircraft, the aerospace components industry is benefiting from an increasing demand for aftermarket components resulting from the growing number of aircraft in service.

                                 Growth Strategy

     The Company's primary objective is to expand its position as a leading components supplier to the aerospace industry through the application of a comprehensive business strategy combining various customer service, operating and growth objectives.

     Capitalize on Favorable Industry Trends. The Company believes its strong market position and alignment with many of the leading OEMs and Primes will enable it to benefit from several industry trends allowing it to increase production capabilities and expand operations to meet anticipated increases in demand. The Company believes that it is well-positioned to take advantage of the current trends and expected growth in the aerospace components industry as a result of its ability to maintain consistent on time delivery, its key customer relationships, its status as a supplier of value-added content, its ability to deliver consistent component quality, the active involvement of its employees and its geographic proximity to its customers. See "BUSINESS - Competitive Strengths."

     Pursue Strategic Acquisitions. The Company seeks to leverage its core competencies in existing and related markets by identifying and pursuing complementary acquisitions in the aerospace industry that offer strategic value, such as cost savings, increased manufacturing capacity, increased process capability and/or new customer relationships. The Company believes that the fragmented nature of the industry for aerospace components should provide the Company with additional opportunities to exploit industry consolidation trends.

     Expand Aftermarket Presence. The Company intends to increase its penetration of the aerospace components aftermarket by expanding its product and service offerings in response to the inventory needs of aftermarket participants, tailoring its delivery procedures to meet the specific requirements of this market and increasing its sales and marketing efforts to increase awareness by such participants of the Company's capabilities.

     Diversify Customer Base. The Company believes that opportunities exist to establish additional relationships with OEMs, Primes and distributors of aerospace products not currently supplied by the Company. In addition, the Company is currently marketing its capabilities to unserved business units of its current customers.

     Expand Integration Capabilities. The Company intends to grow by increasing the array of manufacturing, assembly and finishing services which it can offer existing and prospective customers by expanding its capability to integrate parts into higher level aerospace components. The Company believes that such integration capability will enhance its reputation as a single point of purchase for the aerospace industry. Furthermore, the Company believes that by expanding its integration capabilities, it will increase its relative importance to its customers and expand its revenue content per plane.

     The Company's executive offices are located at 3600 Mueller Road, St. Charles, Missouri 63302, and its telephone number is (314) 946-6525.

                                  The Offering



Common Stock offered by
the Company...................      2,300,000  shares (1)

Common Stock to be
outstanding after
the Offering..................      8,290,721  shares (1) (2)

Use of Proceeds ..............      To repay certain debt, pursue strategic
                                    acquisitions, expand manufacturing capacity, finance working capital requirements, and fund other general corporate purposes. See
                                    "USE OF PROCEEDS."

Proposed Nasdaq National
Market Symbol................       LMIA



(1) Does not include up to 345,000 shares of Common Stock issuable upon full exercise of the Underwriters' over-allotment option.

(2) Based on shares outstanding as of June 1, 1998. Excludes 859,827 shares of Common Stock reserved, as of the date of this Prospectus, for issuance in connection with the Company's stock based compensation plans and 98,700 shares for which Lawrence J. LeGrand, Chief Operating Officer of the Company, through his individual retirement account has subscribed but not yet purchased. See "MANAGEMENT -- Benefit Plans," "CAPITALIZATION" and "PRINCIPAL SHAREHOLDERS."


                           Forward-Looking Statements

         Any forward-looking statements set forth in this Prospectus are necessarily subject to significant uncertainties and risks. When used in this Prospectus, the words "believes," "anticipates," "intends," "plans," "projects," "estimates," "expects" and similar expressions are intended to identify forward-looking statements. Actual results could be materially different from those reflected in such forward-looking statements as a result of various factors, including, but not limited to, those matters discussed under the caption "RISK FACTORS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS". Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



                                        SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                                                                                                       Three Months
                                                       Year Ended December 31,                        Ended March 31,
                                             (in thousands, except share and per share data)
                                        1993(1)     1994        1995          1996        1997    1997             1998
                                        -------     ----        ----          ----        ----    ----             ----


Statement of Operations Data:

Net sales........................... $ 18,383     $ 20,710   $ 25,424      $35,016    $ 55,080   $ 12,690        $ 16,335
Cost of sales.......................   15,041       17,274     20,366       26,725      38,932      9,393          11,502
                                       ------       ------     ------       ------      ------      -----          ------

   Gross profit.....................    3,342        3,437      5,058        8,291      16,148      3,297           4,833

   Selling, general &
     administrative expense             3,063        3,337      3,883        5,256       6,549      1,489           1,883
                                       ------        -----      -----        -----       -----      -----           -----

   Income from operations...........      279          100      1,175        3,035       9,599      1,808           2,950

   Interest expense.................     (347)        (522)    (1,038)      (1,123)     (1,020)      (283)           (258)

   Other (expense) income(2), net...      293          263        (48)          15          10         1               5
                                        -----       ------     -------      ------      ------        ---             --

   Income (loss) before income taxes      225         (159)        89        1,927       8,589      1,526           2,697

   Provision for income taxes ......      381          (62)        52          740       3,306        587           1,038
                                       ------       -------      ----       ------      ------        ---           -----

   Net income (loss)................  $  (156)     $   (97)    $   37     $  1,187    $  5,283   $    939        $  1,659
                                       =======      =======     =====      =======     =======    =======         =======

   Net income (loss) per common share(3):

        Basic.......................   $(0.03)      $(0.02)     $0.01       $0.21       $0.91       $0.16           $0.28

        Diluted.....................   $(0.03)      $(0.02)     $0.01       $0.20       $0.89       $0.16           $0.28

   Weighted average shares
     outstanding                    4,942,404    5,350,969  5,529,483   5,779,833   5,836,700   5,822,839       5,908,471

Other Financial Data:

   EBITDA(4)........................ $  1,870     $  1,764   $  3,091     $  5,062   $  11,788     $2,308          $3,599
   Capital expenditures.............    1,732        4,746      1,736        1,316       3,856        335           1,405
   Gross profit margin..............    18.2%        16.6%      19.9%        23.7%       29.3%      26.0%           29.6%
   EBITDA margin....................    10.2%         8.5%      12.2%        14.5%       21.4%      18.2%           22.0%

                                                            March 31, 1998
                                                            (in thousands)
                                                       Actual     As Adjusted(5)
Balance Sheet Data:
   Cash and equivalents........................        $  604       $  24,031
   Working capital.............................        11,710          35,394
   Total assets................................        36,883          60,310
   Total long-term debt, excluding
     current portion ..........................         8,829           5,256
   Stockholders' equity........................        18,410          45,667


(1) On December 31, 1993, the Company elected to change from a Subchapter S corporation to a C corporation. As a result of this change in tax status, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of the assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense represents the recognition of deferred tax assets and liabilities at December 31, 1993.

(2) Other (expense) income includes income from insurance proceeds (net of related flood expense) of $280 and $255 in 1993 and 1994, respectively.

(3) Complete pro forma presentation is not shown above as adjustments are not significant. Pro forma net income of $5,398 and $1,712 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively, (versus historical net income of $5,283 and $1,659 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively, shown above) is the amount net income would have been if the $3.8 million of debt anticipated to be retired with the offering proceeds had been retired at the beginning of the period. Pro forma net income per common share for the year ended December 31, 1997 of $0.88 and $0.87, basic and diluted, respectively, and for the three months ended March 31, 1998, of $0.28 and $0.27, basic and diluted, respectively, and for the three months ended March 31, 1998, of $0.28 and $0.27, basic and diluted, respectively, reflects the incremental increase in the number of shares of Common Stock which are required to generate funds necessary to retire the debt, and the increase in net income, net of tax, due to the debt retirement.

(4) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is a widely accepted, supplemental financial measurement used by many investors and analysts to analyze and compare companies' performance. EBITDA as presented may not be comparable to similarly titled indicators reported by other companies because not all companies necessarily calculate EBITDA in an identical manner, and, therefore, it is not necessarily an accurate means of comparison between companies. EBITDA should only be read in conjunction with all of the Company's financial data summarized above and its Consolidated Financial Statements prepared in accordance with generally accepted accounting principles ("GAAP"), appearing elsewhere herein. EBITDA is not intended to represent cash flows (as determined in accordance with GAAP) or funds available for management's discretionary use for the periods listed, nor has it been presented as an alternative to operating income (as determined in accordance with GAAP) and should not be considered in isolation or as a substitute for indicators of performance prepared in accordance with GAAP. EBITDA is presented as additional information because management believes it to be a useful indicator of the Company's ability to meet debt service and capital expenditure requirements and because certain debt covenants of the Company utilize EBITDA to measure compliance with such covenants. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

(5) Adjusted to give effect to the receipt of the net proceeds from the sale by the company of 2,300,000 shares of Common Stock to be sold in this Offering (at an assumed initial public offering price of $13.00 per share) and the application of the estimated net proceeds to working capital and repayment of a portion of certain debt (after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company) as set forth in "USE OF PROCEEDS" and "CAPITALIZATION."

                                        6

                                  RISK FACTORS

         Prospective investors should consider carefully the following factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

Customer Concentration

         A significant portion of the Company's sales is dependent, directly or indirectly, on relationships with various business units of The Boeing Company ("Boeing"). During 1995, 1996 and 1997, direct sales to business units of Boeing, including Boeing Seattle, Boeing Wichita and Boeing North American, accounted for approximately 45%, 46% and 59% of the Company's sales, respectively. In addition, during the same time periods sales to Boeing vendors for integration and shipment to Boeing's business units accounted for approximately 19%, 20% and 17% of the Company's sales, respectively. Aggregate direct sales during the same periods to the Company's three largest customers accounted for approximately 74%, 73% and 81% of sales, respectively. The Company expects that a small number of large customers will continue to account for a substantial portion of its sales for the foreseeable future. Although substantially all of the Company's sales are made pursuant to multi-year contracts, such contracts are terminable upon 30 days notice by the customer and typically do not require the customer to purchase any specific quantity of products. To strengthen the relationship between the Company and Boeing, the Company has located its facilities in close geographic proximity to the principal production facilities of Boeing. The Wichita facility is close to Boeing Wichita; the Auburn facility is close to Boeing Seattle; and the Tulsa facility is close to Boeing North American. See "BUSINESS -- Customers." As a result, the Company's business, financial condition or results of operations could be materially adversely affected by the decision of a single customer to reduce or terminate its orders with the Company. In addition, there can be no assurance that sales to customers that have in the past accounted for significant sales individually or as a group will continue, or if continued, will reach or exceed historical levels in any future periods.

Aerospace Industry

         The Company derives all of its sales and operating income from the services and components that it provides to its customers in the aerospace industry. As a result the Company's business is directly affected by certain characteristics and trends of the aerospace industry that affect its customers, such as (i) fluctuations in the aerospace industry's business cycle, (ii) varying fuel and labor costs, (iii) intense price competition and regulatory scrutiny, (iv) certain trends including a possible decrease in aviation activity, a decrease in outsourcing by aircraft manufacturers or the failure of projected market growth to materialize or continue and (v) changes in military budgeting and procurement for certain military aircraft. In the event that such characteristics and trends adversely affect customers in the aerospace industry, they would reduce the overall demand for the Company's products and services, thereby decreasing the Company's sales and operating income. There can be no assurance that characteristics and trends that might affect the aerospace industry will not adversely affect the Company's results of operations. See "BUSINESS -- Industry Outlook."

Dependence Upon Key Management Personnel

         The Company's long-term success and growth strategy depend on its senior management. The Company has entered into written employment agreements with all of its senior management personnel and maintains key man life insurance policies on the lives of certain of such personnel. However, the loss of service of one or more of the Company's senior management personnel could have a material adverse effect on the Company's business, financial condition or results of operation. See "MANAGEMENT."

Need to Attract and Retain Qualified Personnel

         The Company's success and future growth will also depend on management's ability to attract, hire, train, integrate and retain qualified personnel in all areas of its business. The unemployment rate is currently very low in all of the Company's locations, and competition for personnel, particularly skilled and unskilled manufacturing operators, is intense. Through innovative recruiting and training programs, the Company has been successful at increasing its work force in all locations. However, continued restriction of the labor market could impair the Company's ability to adequately staff its operations. If the Company is unable to attract, hire, train, integrate and retain qualified personnel, the Company's business, financial condition or results of operations could be materially and adversely affected.

Strategic Acquisitions

         A key element of the Company's growth strategy is expansion through the acquisition of complementary businesses involved in the aerospace industry. The Company's ability to expand by acquisition is dependent on, and may be limited by, the availability of suitable acquisition candidates and the Company's capital resources. See "BUSINESS -- Growth Strategy," "USE OF PROCEEDS," and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Liquidity and Capital Resources." Acquisitions involve risks that could adversely affect the Company's operating results, including assimilation of the operations and personnel of acquired companies, the potential amortization of intangible assets, the potential loss of key employees of the acquired companies and the incurrence of substantial, additional indebtedness in funding such acquisitions. Furthermore, although the Company will investigate the business operations and assets of entities that it acquires, there may be liabilities that the Company fails or is unable to discover, and for which the Company as a successor owner or operator may be liable. The Company evaluates acquisition opportunities from time to time, but the Company has not entered into any commitments or binding agreements to date. There can be no assurance that the Company will be able to consummate acquisitions on satisfactory terms, or at all, or that it will be successful in integrating any such acquisitions into its operations.

Competition

         Components for new aircraft and replacement components for existing aircraft are provided by a large fragmented group of companies, including certain business units of or affiliated with the Company's customers. However, the Company is unaware of any single company with which it competes in all of the Company's processes. The Company believes that participants in the aerospace components industry compete primarily with respect to reliability of delivery, price and quality. The Company also believes that competition in its industry will increase substantially as a result of industry consolidations and trends toward favoring greater outsourcing of components and reducing the number of preferred suppliers. Certain of the Company's competitors, including business units affiliated with the Company's customers, have substantially greater financial, production and other resources than the Company. These competitors may have (i) the ability to adapt more quickly to changes in customer requirements and industry conditions or trends, (ii) stronger relationships with customers and suppliers and (iii) greater name recognition than the Company. There can be no assurance that competitive pressures will not materially and adversely affect the Company's business, financial condition or results of operation. See "BUSINESS - Competition" and "-Industry Outlook."

Raw Materials

         Most of the Company's aerospace components are manufactured from aerospace quality aluminum sheet metal and extrusion. From time to time the Company, and the aerospace components industry as a whole, has experienced shortages in the availability of aerospace quality aluminum sheet metal and extrusion. Such shortages could inhibit the Company's ability to deliver products to its customers on a timely basis. In an attempt to secure adequate supplies the Company has entered into a multi-year aluminum sheet metal supply agreement with Aluminum Company of America ("ALCOA"), a dominant domestic supplier of aerospace quality aluminum, extending until the end of the year 2000, and is negotiating similar agreements regarding extrusion with Tiernay Metals, Inc., a distributor, and Universal Alloy Corp., a producer. However, there can be no assurance that the Company will be able to purchase sufficient aerospace quality aluminum sheet metal or extrusion to meet its production needs in the future, or that such materials will be available on satisfactory terms or at reasonable prices. Any such material shortage or price escalation could have a material adverse effect on the business, financial condition or results of operation of the Company. See "BUSINESS - Suppliers and Procurement Practices."

Governmental Regulations; Environmental Compliance

         The Company's operations are subject to extensive and frequently changing federal, state and local laws and substantial regulation by government agencies, including the United States Environmental Protection Agency ("EPA"), the United States Occupational Safety and Health Administration ("OSHA") and the Federal Aviation Administration ("FAA"). Among other matters these agencies impose requirements that regulate the operation, handling, transportation and disposal of hazardous materials generated or used by the Company during the normal course of its operations, govern the health and safety of the Company's employees and require the Company to meet certain standards and licensing requirements for aerospace components. This extensive regulatory framework imposes significant compliance burdens and risks on the Company and, as a result, may substantially affect its operational costs. See "BUSINESS - Regulatory Matters."


         In addition, the Company may become liable for the costs of removal or remediation of certain hazardous substances released on or in its facilities without regard to whether or not the Company knew of, or caused, the release of such substances. The Company believes that it currently is in material compliance with applicable laws and regulations and is not aware of any material environmental violations at any of its current or former facilities. There can be no assurance, however, that its prior activities did not create a material environmental situation for which the Company could be responsible or that future uses or conditions (including, without limitation, changes in applicable environmental laws and regulation, or an increase in the amount of hazardous substances generated or used by the Company's operations) will not result in any material environmental liability to the Company or result in a material adverse effect to the Company's financial condition or results of operations. See "BUSINESS - Regulatory Matters."

Product Liability

         Although the Company is not engaged in the design of any part, component or sub-assembly, the Company's business exposes it to possible claims of personal injury, death or property damage which may result from the failure or malfunction of any component or subassembly fabricated by the Company. The Company currently has in place aviation products liability and premises insurance, which the Company believes provides coverage in amounts and on terms that are generally consistent with industry practice. The Company has not experienced any product liability claims related to its products. However, the Company may be subject to a material loss, to the extent that a claim is made against the Company that is not covered in whole or in part by insurance, which could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, there can be no assurance that insurance coverages can be maintained in the future at a cost acceptable to the Company.

Discretionary Use of Proceeds

         The Company has no specific plan for approximately $23.5 million of the net proceeds of this Offering after retirement of $3.8 million of Company debt. The Company is raising such funds to increase its working capital and for other general corporate purposes, including the acquisition of complementary businesses. Consequently, the board of directors of the Company (the "Board") will have broad discretion over the use of most of the net proceeds of this Offering for the foreseeable future. See "USE OF PROCEEDS."

Natural Disasters

         One of the facilities of the Company has experienced damage due to floods in the past. Although the Company maintains standard blanket flood loss insurance on all of its facilities, a flood or other natural disaster could have a material adverse effect on its business or operating results.

Control by Principal Shareholders

         Upon completion of this Offering directors and executive officers will beneficially own approximately 53.1% of the then outstanding shares of Common Stock (51.1% if the Underwriter's over-allotment option is exercised in full). See "PRINCIPAL SHAREHOLDERS." As a result, such shareholders acting together will have the ability to exercise effective voting control of the Company over any matter being voted on by the Company shareholders, including the election of all of the Company's directors and any merger, sale of assets or other change of control of the Company. See "AUTHORIZED AND OUTSTANDING CAPITAL STOCK."

Absence of Prior Market; Determination of Offering Price

         Prior to the Offering there has been no public market for the Common Stock. Although the Company has applied for quotation of the Common Stock on the Nasdaq National Market, there can be no assurance that an active or liquid trading market will develop upon completion of the Offering or, if developed, that it will be sustained. The initial public offering price of the Common Stock was determined by negotiations among the Company and the Representatives and does not necessarily bear any relationship to assets, book value, earnings history or other established criteria of value. Investors may not be able to resell their shares at or above the initial public offering price. See "UNDERWRITING."

Volatility of Market Price

         The market price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, changes in financial estimates by security analysts or failure of the Company to meet such estimates and other events or factors. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies. The resulting changes in such market prices are often unrelated to the operating performance of such companies. Accordingly, market volatility could adversely affect the market price of the Common Stock.

Anti-Takeover Provisions

         The Company's Restated Articles of Incorporation (the "Articles") and Amended and Restated Bylaws (the "Bylaws") contain certain provisions that reduce the probability of a change of control or acquisition of the Company, even if the current directors and executive officers were to reduce significantly their percentage ownership of the Common Stock as a group. These provisions include, but are not limited to (i) the ability of the Board to issue preferred stock in one or more series with such rights, obligations and preferences as the Board may determine, without any further vote or action by the shareholders; (ii) advance notice procedures for shareholders to nominate candidates for election as directors of the Company and for shareholders to submit proposals for consideration at shareholders' meetings; (iii) the staggered election of directors; and (iv) restrictions on the ability of shareholders to call special meetings of shareholders. In addition, the Company is subject to Section 459 of Chapter 351 of the General and Business Corporation Law of Missouri, which, under certain circumstances, may prohibit a business combination between the Company and a shareholder owning 20% or more of the outstanding voting power of the Company. This provision may have the effect of delaying, deterring, or preventing certain potential acquisitions or a change in control of the Company. See "AUTHORIZED AND OUTSTANDING CAPITAL STOCK - Preferred Stock," " - Special Provisions of the Articles, Bylaws and Missouri Law" and "PRINCIPAL SHAREHOLDERS."

Shares Eligible for Future Sale

         Upon completion of the Offering, 948,783 shares of Common Stock will be eligible for sale to the public by persons who are not "affiliates" of the Company. All the remaining shares of Common Stock outstanding are "restricted" within the meaning of Rule 144 under the Securities Act ("Rule 144") and may not be sold in the absence of registration under the Securities Act or an exemption therefrom. Moreover, all shares of Common Stock outstanding prior to this Offering are subject to agreements which prohibit, without the prior consent of the Representatives, the sale or other disposition of such shares prior to December 31, 1998. Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock. These factors also could make it more difficult for the Company to raise funds through future offerings of Common Stock. See "SHARES ELIGIBLE FOR FUTURE SALE."

Dilution

         Purchasers of Common Stock in this Offering will experience immediate and substantial dilution of $7.45 per share (or 57.3%) in the net tangible book value of the Common Stock. See "DILUTION" and "PRINCIPAL SHAREHOLDERS."

Year 2000 Compliance

         The Company has recently installed information systems and software in all of its locations, other than at its Tulsa location, which possess the capability of accurately processing dates including the year 2000 or any subsequent year ("Year 2000 Compliant"). The Company has determined that it will need to upgrade its software to render the Tulsa facility's systems Year 2000 Compliant and expects to complete such upgrade/replacement within the next 12 months. There can be no assurance that such upgrade/replacement will begin as planned or, if begun, will be completed in a timely and cost-effective manner. If the upgrade/replacement is not completed when planned, the inability of the Tulsa location's software to accurately process dates may adversely affect the Company's production schedule. The Company has reviewed publicly reported information made by its principal customers and suppliers, including Boeing, and based on such review believes that such customers and suppliers are, or have taken any actions with respect to becoming, Year 2000 Compliant. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Year 2000 Compliance."

                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the 2,300,000 shares of Common Stock offered hereby are estimated to be $27.3 million ($31.4 million if the Underwriters' over allotment option is exercised in full), after deducting the estimated expenses of the Offering and assuming an initial public offering price of $13.00 per share. The Company anticipates using such net proceeds to repay certain debt, pursue strategic acquisitions, expand manufacturing capacity, finance working capital requirements and fund other general corporate purposes.

         Specifically, the Company anticipates using $3.8 million of the proceeds to retire $3.4 million of term debt, which accrues interest at an annual rate of 9% and matures in November 2000, with Magna Bank, N.A. (the "Bank") and a mortgage for $0.4 million held by the Oklahoma Industrial Finance Authority secured by the Company's Tulsa, Oklahoma facility.

         Pending the use of the net proceeds from the sale of the shares of Common Stock as described above, such funds will be used to reduce temporarily the principal balance under the Company's credit facility, as amended, with the Bank, dated as of March 30, 1998 (the "Credit Facility"), which provides for the availability of up to $15.0 million of borrowings until March 31, 2000. At March 31, 1998, the outstanding principal balance under the Credit Facility was $1.5 million, the effective interest rate thereon was 7.09% and the unused availability thereunder was approximately $13.5 million. Of the $1.5 million drawn on the Credit Facility, the Company used $0.8 million to retire certain outstanding subordinated debt, $0.3 million to retire certain shareholder debt and the balance to reduce certain senior secured indebtedness. After application of the net proceeds of this Offering to the temporary repayment of the outstanding principal balance on the Credit Facility, the Company intends to make additional borrowings under the Credit Facility for the foregoing purposes.

         The unused net proceeds from the sale of Common Stock and the Credit Facility may be used to support the Company's growth strategies through, among other things, the funding of acquisitions of complementary businesses. Although the Company has had and expects to have discussions with potential acquisition candidates it does not have any present agreements or understandings with respect to any specific acquisitions. Changes in the proposed use of net proceeds may be made in response to, among other things, changes in the Company's plans and its future revenues and expenditures, as well as changes in general industry conditions and technology. Furthermore, no general corporate purpose has been specifically identified by the Company at this time.

         The Company believes that the net proceeds of this Offering, cash flow from operations, trade credit and its existing line of credit will be sufficient to meet its immediate cash needs and finance its plans for expansion for the indefinite future. This belief is based upon certain assumptions regarding the Company's business and cash flow as well as prevailing industry and economic conditions. The Company's capital requirements may vary significantly, depending on how rapidly management seeks to expand the business and the expansion strategies elected.

                                 DIVIDEND POLICY

         Subsequent to the Offering the Company intends to retain any future earnings for use in the operation and expansion of its business. As a result the Company does not anticipate declaring any dividends on its Common Stock in the foreseeable future. Any future determination with regard to the payment of dividends will be at the discretion of the Board and will be dependent upon the Company's future earnings, financial condition, capital requirements and other relevant factors. Currently the Credit Facility prohibits the payment of cash dividends on the Common Stock without the Bank's prior written consent.

                                    DILUTION

         The net tangible book value of the Company's Common Stock as of March 31, 1998, was approximately $18.3 million or $3.10 per share. Net tangible book value per share represents the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding.

         After giving effect to the sale of the 2,300,000 shares of Common Stock offered by the Company hereby and the receipt of the estimated net proceeds therefrom of $27.3 million, the pro forma net tangible book value of the Company as of March 31, 1998, would have been approximately $45.6 million or $5.55 per share. This represents an immediate increase in net tangible book value of $2.45 per share to existing shareholders and an immediate dilution in net tangible book value of $7.45 per share to investors in the Offering. The following table illustrates the per share dilution as of March 31, 1998.


Assumed initial public offering price per share .....                $ 13.00
  Net tangible book value per share as of
    March 31, 1998 ..................................         $3.10
  Increase per share attributable to
    investors in the Offering .......................          2.45
                                                               ----

Pro forma net tangible book value per share
  after the Offering ................................                  5.55
                                                                       ----

Dilution in net tangible book value per share
   to investors in the Offering .....................                $ 7.45
                                                                       ====


         The following table sets forth on a pro forma basis as of March 31, 1998 the number of shares purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholders and investors in the Offering:



                                    Shares Purchased           Total Consideration
                                                                                   Average
                                                                                  Price Paid
                                Number       Percent         Amount     Percent   Per Share
                                ------       -------         ------     -------   ----------

Existing shareholders         5,908,471       72.0%      $ 3,246,224       9.8%    $ 0.55

Investors in the Offering     2,300,000       28.0%       29,900,000      90.2%    $13.00
                              ---------       ----        ----------    ------

     Total                    8,208,471      100.0%      $33,146,224     100.0%

         The foregoing table (i) excludes 131,600 new shares of Common Stock issued as compensation, to or subscribed for by, Lawrence J. LeGrand, Chief Operating Officer of the Company, personally or through his individual retirement account on April 27, 1998, and 32,900 shares contributed by the Company to the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust ("Profit Sharing Plan") on April 27, 1998 and 16,450 shares issued on the exercise of an option on June 1, 1998, and (ii) assumes an initial public offering price of $13.00 and assumes that none of the currently outstanding rights to purchase Common Stock will be exercised. At March 31, 1998, options to purchase 243,377 shares at a weighted average exercise price of $2.41 per share were outstanding. To the extent any of these options are exercised, there will be further dilution to investors in the Offering. See "CAPITALIZATION" and Note 8 to the Consolidated Financial Statements.

                                 CAPITALIZATION

         The following table sets forth as of March 31, 1998, the cash and cash equivalents, short-term debt and capitalization of the Company (i) on an actual basis; and (ii) as adjusted to give effect to the sale by the Company of 2,300,000 shares of the Common Stock offered hereby and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" included elsewhere in this Prospectus.

                                                                                          March 31, 1998
                                                                                    (in thousands, except share data)

                                                                                  Actual                  As Adjusted(1)

     Cash and cash equivalents.........................................         $     604               $   24,034
                                                                                =========               ==========
     Short-term debt, including current portion of long-term
       debt . . . . ...................................................         $      640              $      383
                                                                                ==========              ==========

     Long-term debt, less current portion..............................         $   8,829               $    5,256
                                                                                ---------               ----------

     Stockholders' equity:
         Preferred Stock, $0.02 par value; 2,000,000 shares
           authorized; none issued or outstanding actual and
           as adjusted.................................................                --                       --
         Common Stock, $0.02 par value; 28,000,000 shares
           authorized, 5,908,471(2) issued and outstanding actual;
           8,208,471(2) issued and outstanding as adjusted ............               118                      164
         Additional paid-in capital....................................             1,543                   28,754
         Retained earnings ............................................            16,749                   16,749
                                                                                ---------                 --------

              Total stockholders' equity...............................            18,410                   45,667
                                                                                 --------                 --------

                 Total capitalization..................................         $   27,239                 $50,923
                                                                                ==========                 =======


(1) Reflects the sale by the Company of 2,300,000 shares of the Common Stock offered hereby at an assumed public offering price of $13.00 per share less underwriting discounts and commissions and estimat d offering expenses and the application of the estimated net proceeds therefrom. See "USE OF PROCEEDS."

(2) Reflects shares of Common Stock outstanding as of March 31, 1998. Excludes 859,827 shares of Common Stock reserved as of the date of this Prospectus, for issuance upon exercise of options granted under the Company's stock based compensation plans. Also excludes (i) 131,600 new shares of Common Stock issued as compensation to, or subscribed for by, Lawrence J. LeGrand, Chief Operating Officer of the Company, personally or through his individual retirement account on April 27, 1998, (ii) 32,900 shares contributed by the Company to the Profit Sharing Plan on April 27, 1998, and (iii) 16,450 shares issued upon the exercise of an option on June 1, 1998. See "MANAGEMENT -- Benefit Plans."

                                       13

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following table sets forth selected statement of operations, balance sheet and other operating data of LMI Aerospace, Inc. and its subsidiaries. The selected statements of operations and balance sheet data, as of and for the three months ended March 31, 1997 and 1998 are derived from unaudited financial statements. The unaudited financial statements have been prepared by the Company on a basis consistent with the Company's audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations for the period. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of results to be expected for any future period. The selected statements of operations and balance sheet data as of and for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 are derived from the audited consolidated financial statements of the Company. The consolidated financial statements for the years ended December 31, 1993 and 1994, have been audited by KPMG Peat Marwick LLP, independent auditors. The consolidated financial statements for the years ended December 31, 1995, 1996 and 1997, have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data should be read in conjunction with the consolidated statements of the Company, including the notes, thereto, and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" included elsewhere herein.

                                                                                                       Three Months
                                                       Year Ended December 31,                        Ended March 31,
                                             (in thousands, except share and per share data)
                                        1993(1)     1994        1995          1996        1997    1997             1998
                                        -------     ----        ----          ----        ----    ----             ----

Statement of Operations Data:

Net sales........................... $ 18,383     $ 20,710   $ 25,424      $35,016    $ 55,080   $ 12,690        $ 16,335
Cost of sales.......................   15,041       17,274     20,366       26,725      38,932      9,393          11,502
                                       ------       ------     ------       ------      ------      -----          ------
   Gross profit.....................    3,342        3,437      5,058        8,291      16,148      3,297           4,833

   Selling, general &
    administrative e expense........    3,063        3,337      3,883        5,256       6,549      1,489           1,883
                                       ------        -----      -----        -----      -----       -----           -----
   Income from operations...........      279          100      1,175        3,035       9,599      1,808           2,950

   Interest expense.................     (347)        (522)    (1,038)      (1,123)     (1,020)      (283)           (258)

   Other (expense) income(2), net...      293          263        (48)          15          10         1               5
                                        -----       ------     -------      ------      ------        ---             --
   Income (loss) before income taxes      225         (159)        89        1,927       8,589      1,526           2,697

   Provision for income taxes ......      381          (62)        52          740       3,306        587           1,038
                                       ------       -------      ----       ------      ------        ---           -----
   Net income (loss)................  $  (156)     $   (97)    $   37     $  1,187    $  5,283   $    939        $  1,659
                                       =======      =======     =====      =======     =======    =======         =======

   Net income (loss) per common share(3):

        Basic.......................   $(0.03)      $(0.02)     $0.01       $0.21        $0.91      $0.16          $0.28
        Diluted.....................   $(0.03)      $(0.02)     $0.01       $0.20        $0.89      $0.16          $0.28

   Weighted average shares
     outstanding.................... 4,942,404   5,350,969  5,529,483   5,779,833    5,836,700  5,822,839      5,908,471

Other Financial Data:

   EBITDA(4)........................ $  1,870     $  1,764   $  3,091     $  5,062   $  11,788     $2,308          $3,599
   Capital expenditures.............    1,732        4,746      1,736        1,316       3,856        335           1,405
   Gross profit margin..............      18.2%       16.6%       19.9%       23.7%       29.3%      26.0%           29.6%
   EBITDA margin....................      10.2%        8.5%       12.2%       14.5%       21.4%      18.2%           22.0%

                                                                                               Three Months
                                                              December 31,                 Ended March 31, 1998
                                            ------------------------------------------------------------------------------------
                                                                (in thousands)
                                            1993      1994     1995       1996          1997
                                            ----      ----     ----       ----          ----
                                                                                                     Actual  As Adjusted(5)
Balance Sheet Data:                                                                                  ------  --------------
   Cash and equivalents............      $   483   $   151  $   181   $   205        $   244       $   604   $ 24,031
   Working capital.................        6,111     6,933    8,919     8,626         11,256        11,710     35,394
   Total assets....................       18,724    25,454   27,370    29,046         33,269        36,883     60,310
   Total long-term debt,
     excluding current portion.....        7,000    11,620   12,674    10,735          9,274         8,829      5,256
   Stockholders' equity............        9,220     9,147    9,966    11,161         16,751        18,410     45,667


(1) On December 31, 1993, the Company elected to change from Subchapter S corporation to a C corporation. As a result of this change in tax status, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of the assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense represents the recognition of deferred tax assets and liabilities at December 31, 1993.

(2) Other (expense) income includes income from insurance proceeds (net of related flood expense) of $280 and $255 in 1993 and 1994, respectively.

                                       14



(3) Complete pro forma presentation is not shown above as adjustments are not significant. Pro forma net income of $5,398 and $1,712 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively, (versus historical net income of $5,283 and $1,659 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively, shown above) is the amount net income would have been if the $3.8 million of debt anticipated to be retired with the offering proceeds had been retired at the beginning of the period. Pro forma net income per common share for the year ended December 31, 1997 of $0.88 and $0.87, basic and diluted, respectively, and for the three months ended March 31, 1998, of $0.28 and $0.27, basic and diluted, respectively, reflects the incremental increase in the number of shares of Common Stock which are required to generate funds necessary to retire the debt, and the increase in net income, net of tax, due to the debt retirement.

(4) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is a widely accepted, supplemental financial measurement used by many investors and analysts to analyze and compare companies' performance. EBITDA as presented may not be comparable to similarly titled indicators reported by other companies because not all companies necessarily calculate EBITDA in an identical manner, and, therefore, it is not necessarily an accurate means of comparison between companies. EBITDA should only be read in conjunction with all of the Company's financial data summarized above and its Consolidated Financial Statements prepared in accordance with generally accepted accounting principles ("GAAP"), appearing elsewhere herein. EBITDA is not intended to represent cash flows (as determined in accordance with
         GAAP) or funds available for management's discretionary use for the periods listed nor has it been presented as an alternative to operating income (as determined in accordance with GAAP) and should not be considered in isolation or as a substitute for indicators of performance prepared in accordance with GAAP. EBITDA is presented as additional information because management believes it to be a useful indicator of the Company's ability to meet debt service and capital expenditure requirements and because certain debt covenants of the Company utilize EBITDA to measure compliance with such covenants. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

(5) Adjusted to give effect to the receipt of the net proceeds from the sale by the company of 2,300,000 shares of Common Stock to be sold in this Offering (at an assumed initial public offering price of $13.00 per share) and the application of the estimated net proceeds to working capital and repayment of a portion of certain debt (after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company) as set forth in "USE OF PROCEEDS" and "CAPITALIZATION."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with "Selected Consolidated Financial Information," the Consolidated Financial Statements and the Notes thereto and the other financial information included elsewhere in this Prospectus.

History

         The business of the Company was founded by the Leonard family in 1948. For 50 years the Company has continued to grow as a supplier of precision metal components to the aerospace industry. In January 1984, the present principal shareholders of the Company acquired a controlling ownership and established a strategy for growth and market expansion. Part of that strategy was to establish facilities near the Company's principal customers. As a result, the Company opened its Wichita, Kansas facility near Boeing Wichita in 1984 and in 1988, opened its Auburn, Washington facility near Boeing Seattle. The Company continued its expansion in 1989 by adding a second manufacturing center to its principal location in St. Charles, Missouri to handle increasing work volume and expand its technical capabilities. In 1995, the Company continued its strategy of opening facilities near customers and expanded its value-added service capability by establishing its chemical milling and metal finishing operation, LMI Finishing, Inc., in Tulsa, Oklahoma in close proximity to Boeing North American. As a result of its expansion and at the conclusion of the most recent cyclical downturn in the aerospace industry, the Company was positioned to capitalize on the rapid growth in production of commercial, corporate and regional aircraft that began in 1995. In connection with the Company's acquisition strategy, the Company changed its name to LMI Aerospace, Inc. and established Leonard's Metal, Inc., a wholly-owned subsidiary, to operate the present fabrication business of the Company.

Overview

         LMI Aerospace, Inc. is a leading fabricator, finisher and integrator of formed, close tolerance aluminum and specialty alloy components for use by the aerospace industry. The Company has been engaged in manufacturing components for a wide variety of aerospace applications. Components manufactured by the Company include leading edge wing slats, flaps and lens assemblies; cockpit window frame assemblies; fuselage skins and supports; and passenger and cargo door frames and supports. The Company maintains multi-year contracts with leading original equipment manufacturers ("OEMs") and primary subcontractors ("Primes") of commercial, corporate, regional and military aircraft. Such contracts, which govern virtually all of the Company's sales, designate the Company as the sole supplier of the aerospace components sold under the contracts. Customers include Boeing, Lockheed Martin, Northrop Grumman, Gulfstream, Learjet, Canadair, DeHavilland and PPG. The Company manufactures approximately 14,000 parts for integration into such models as Boeing's 737, 747, 757, 767 and 777 commercial aircraft, Canadair's RJ regional aircraft, Gulfstream's G-IV and G-V corporate aircraft, and Lockheed Martin's F-16 and C-130 military aircraft.

         Net sales consist primarily of sales of aerospace components manufactured or assembled by the Company to OEMs and Primes. Virtually all of the Company's net sales are governed by multi-year contracts which typically designate the Company as the sole supplier of the components supplied by the Company. Such net sales are recorded when finished components are shipped. Included in cost of sales are: (i) direct manufacturing costs of components sold, such as aluminum sheet metal, extrusion and other materials; labor required to fabricate, assemble and finish the components; and purchased outside services such as forming, milling, painting and finishing not performed by the Company, and (ii) manufacturing overhead, including indirect labor, fringe benefits, supplies, maintenance, depreciation, insurance and other miscellaneous items. Selling, general and administrative expenses consist primarily of compensation and related benefits to certain administrative employees, communications and professional fees.

         For the five-year period ended December 31, 1997, the Company's revenue increased from $18.4 million to $55.1 million. During the same period, operating income increased from $279,000 to $9.6 million. Net income, which was generally breakeven from 1993 to 1995, increased to $1.2 million in 1996 and $5.3 million in 1997. At March 31, 1997, the Company's backlog of customer orders scheduled for delivery prior to December 31, 1998 increased to a record level of $34.3 million. December 31, 1996.

         In 1994, the Company  implemented  "lean  manufacturing"  techniques to improve the efficiency and productivity of its operations. Through lean manufacturing the Company seeks to eliminate waste generated in the movement of people, in the use of materials and products, in lengthy set-ups, in production breaks and by misused space. The Company's lean manufacturing techniques include: one piece work flow as opposed to batch processing, pull versus push production control and scheduling systems, and simple, but disciplined, housekeeping and organization techniques. The Company believes such techniques, implemented through the Company's team structure and reinforced with employee stock ownership and its incentive bonus programs, have contributed to its improved performance.

Results of Operations

         The following table sets forth selected statements of operations data for the periods indicated expressed as a percentage of net sales:

                                   Year Ended                 Three Months
                                  December 31,                Ended March 31
                              1995    1996    1997            1997        1998

Net sales                     100.0%  100.0%  100.0%         100.0%       100.0%
Cost of sales                  80.1    76.3    70.7           74.0        70.4
                              -----   -----   -----           ----        ----

Gross profit                   19.9    23.7    29.3           26.0        29.6
Selling, general and
  administrative expense       15.3    15.0    11.9           11.8        11.5
                              -----   -----   -----           ----        ----

Income from operations         4.6     8.7    17.4            14.2        18.1
Interest expense              (4.1)   (3.2)   (1.8)           (2.2)       (1.6)
Other expense, net            (0.2)      -       -               -           -

Income before income tax       0.3     5.5    15.6            12.0        16.5
Provision for income taxes     0.2     2.1     6.0             4.6         6.3
                              -----   -----   -----           -----       -----

Net income                      0.1%   3.4%     9.6%           7.4%       10.2%
                               =====   ====    =====          =====       =====

Quarter Ended March 31, 1998 compared to Quarter Ended March 31, 1997

         Net Sales. Net Sales for the first quarter of 1998 increased 28.7% to $16.3 million from $12.7 million for 1997. The largest portion of this increase resulted from an additional $1.6 million of revenue from deliveries of leading edge skins and related parts for Boeing's 737NG. The demand for commercial aircraft is rapidly increasing as a result of the following: (i) increasing profitability of airline operators; (ii) a worldwide increase in miles flown by existing aircraft; and (iii) the need to modify or replace older aircraft to comply with more stringent governmental noise and safety regulations. The demand for corporate aircraft is rapidly increasing as a result of the following: (i) the introduction of new, larger and more efficient aircraft; (ii) the growing popularity of fractional aircraft ownership; (iii) the minimal availability of used aircraft; (iv) the need for long range flights to expanding international markets; (v) the increased demand for more expedient travel; and (vi) the continued surge in corporate profitability and the U.S. stock market.

         Gross Profit. Gross profit in the first quarter of 1998 increased 46.6% to $4.8 million (or 29.6% of net sales) from $3.3 million (or 26.0% of net sales) in 1997. This increase in attributable direct manufacturing cost of components sold which increased to $5.1 million (31.2% of sales) in the first quarter of 1998 from $4.3 million (34.3% of sales) in 1997. Additionally, indirect labor and fringe benefits included in cost of sales increased by $1.0 million to $4.3 million in 1998 (26.7% of net sales) from $3.3 million (26.2% of net sales) in 1997.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased $0.4 million to $1.9 million (11.5% of net sales) in 1998 from $1.5 million (11.8% of net sales) in 1997. Costs for wages, salaries and related fringe benefits included in selling, general and administrative expenses accounted for $0.2 million of this increase, rising to $1.1 million (6.7% of net sales) in 1998 from $0.9 million (7.2% of net sales) in 1997.

         Interest Expense. Interest expense was basically unchanged at $0.3 million in the first quarter of 1998 and 1997. Additionally, on March 31, 1998, the Company negotiated a new lending agreement which replaced its outstanding revolving credit agreement, subordinated debt, and demand note to a shareholder, which will reduce the Company's cost of borrowing in future periods.

         Provision for Income Taxes. The effective income tax rate for 1998 and 1997 was 38.5% resulting in total tax expense of $1.0 million in 1998 and $0.6 million in 1997.

         Net Income. As a result of the foregoing the net income of the Company increased 76.7% to $1.7 million (or 10.2% of net sales) in 1998 from $0.9 million (or 7.4% of net sales) in 1997.

Year Ended December 31, 1997 compared to Year Ended December 31, 1996

         Net Sales. Net Sales for 1997 increased 57.3% to $55.1 million from $35.0 million for 1996. This increase in net sales was primarily due to the overall upturn in the commercial aerospace market, with each quarter of 1997 showing gains over 1996. Net sales of aircraft components for all Boeing 7-series models the Company supports were increased in 1997. In total, these sales increases on all Boeing 7-series aircraft components were $19.1 million. Included in this increase was the Company's participation on Boeing's new 737 New Generation aircraft ("737NG") which created an increase in net sales of $5.0 million from $0.9 million in 1996 to $5.9 in 1997. Recent announcements by Boeing regarding potential decreases in the 747 production rate caused by the Asian financial crisis could dilute the Company's ability to continue this upward trend in net sales. The Company derived $14.6 million of its net sales from the 747 in 1997 compared to $10.0 million in 1996.

         Gross Profit. Gross profit in 1997 increased 94.8% to $16.1 million (or 29.3% of net sales) from $8.3 million (or 23.7% of net sales) in 1996. This improvement in gross profit was primarily due to: (i) the increase in sales volume, resulting in a greater absorption of fixed costs, (ii) beneficial impacts from the Company's employment of lean manufacturing techniques, (iii) expanded employee training programs and (iv) targeted capital investment over recent years.

         Direct manufacturing cost of components sold increased to $17.2 million (31.2% of sales) in 1997 from $11.1 million (31.7% of sales) in 1996. Additionally, in manufacturing overhead, indirect labor and fringe benefits included in cost of sales increased by $4.7 million to $14.4 million in 1997 (26.1% of net sales) from $9.7 million (27.7% of net sales) in 1996.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.2 million to $6.5 million (11.8% of net sales) in 1997 from $5.3 million (15.0% of net sales) in 1996. Costs for wages, salaries and related fringe benefits included in selling, general and administrative expenses accounted for $1.0 million of this increase, rising to $4.1 million (7.4% of net sales) in 1997 from $3.1 million (8.9% of net sales) in 1996. Also included in 1996 selling, general and administrative expenses was an estimated expense of $250,000 for legal and remediation costs related to a parcel of property purchased by the Company in 1992 that was subsequently found to contain limited environmental contaminants (the "Clean Up Costs"). The Company believes that such expense was a one time cost. A portion of such costs was related to legal fees incurred as a result of a lawsuit brought by the Company against the former owners of the contaminated property for breach of contract. As of the date of this Prospectus, no judgment had been rendered. The remainder of such costs was primarily incurred as a result of certain monitoring and clean up activities conducted by the Company in accordance with the Missouri Department of Natural Resources Voluntary Cleanup Program (the "Voluntary Compliance"). See Note 10 to the Consolidated Financial Statements.

         Interest Expense. Interest expense decreased slightly to $1.0 million in 1997 from $1.1 million in 1996. Such decrease resulted primarily from decreased borrowings. In early 1998, the Company negotiated a new lending agreement which replaced the outstanding revolving credit agreement, subordinated debt, and demand note to a shareholder, substantially reducing the Company's cost of borrowing.

         Provision For Income Taxes. The effective income tax rate for 1997 and 1996 was 38.5% and 38.4%, respectively, resulting in total tax expense of $3.3 million in 1997 and $0.7 million in 1996.

         Net Income. As a result of the foregoing the net income of the Company increased 445.1% to $5.3 million (or 9.6% of net sales) in 1997 from $1.2 million (or 3.4% of net sales) in 1996.

Year Ended December 31, 1996 compared to Year Ended December 31, 1995

         Net Sales. Net Sales increased 37.7% in 1996 to $35.0 million from $25.4 million in 1995. The Company's sales increased rapidly in the third and fourth quarters of 1996. This increase was due to the overall improvement in the commercial aircraft market. Additionally, net sales to a new customer in the corporate/regional market accounted for $1.3 million of the increase.

         Gross Profit. Gross profit in 1996 increased 63.9% to $8.3 million (23.7% of net sales) from $5.1 million (19.9% of net sales) in 1995. The Company's Tulsa facility implemented a process improvement plan that reduced the amount of labor and material required to generate sales, resulting in a $1.0 million increase in gross margin. The remaining improvement was due to better absorption of fixed expenses generated by the increase in net sales.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased $1.4 million in 1996 to $5.3 million (15.0% of net sales) from $3.9 million (15.3% of net sales) in 1995. Costs for wages, salaries and related fringe benefits increased $1.0 million to $3.1 million (8.9% of net sales) in 1996 from $2.1 million (8.3% of net sales) in 1995. Also included in 1996 selling, general and administrative expenses was the Clean Up Costs. The Company believes that such expense was a one time cost. A portion of such costs was related to legal fees incurred as a result of a lawsuit brought by the Company against the former owners of the contaminated property for breach of contract. As of the date of this Prospectus, no judgment had been rendered. The remainder of such costs were primarily incurred as a result of the Voluntary Compliance. The Company believes that all material costs related to this contaminated property have been accrued. See Note 10 to the Consolidated Financial Statements.

         Interest Expense. Interest expense increased slightly to $1.1 million in 1996 from $1.0 million in 1995, primarily as a result of the establishment of an asset based credit facility used to support the Company's growth in net sales.

         Provision For Income Taxes. Income tax expense for 1996 and 1995 was $0.7 million and $0.05 million respectively.

         Net Income. As a result of the foregoing, the net income of the Company increased to $1.2 million (or 3.4% of net sales) in 1996 from a break even position in 1995.

Liquidity and Capital Resources

         In March 1998, the Company amended its Credit Facility to allow the Company, among other things, to borrow up to $15.0 million. Under the Credit Facility the Company may choose an interest rate calculated at either LIBOR plus an applicable margin or at the prime rate plus an applicable margin. The margin applicable to LIBOR varies from 1.4% to 2.4% and the margin applicable to the prime rate varies from --0.5% to 0.25%, in each case based upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation, and amortization. At March 31, 1998 the effective interest rate under the Credit Facility was 7.09%, and the Company had borrowings of $1.5 million and additional availability of approximately $13.5 million. The Credit Facility contains certain covenants, including, among other things, maintaining a tangible net worth of at least $15.0 million which minimum shall increase as of the end of each fiscal year by an amount equal to 75% of the after-tax net income and maintaining a consolidated EBITDA of at least $10.5 million.

         The Company's ability to make scheduled principal or interest payments or to refinance its indebtedness will depend upon its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control, as well as the availability of borrowings under the Credit Facility or successor facility.

         The Company has historically made significant capital expenditures to allow for growth. This trend is expected to continue in 1998 as the Company plans additional capital investment of approximately $4.0 million. Also, additional working capital will be needed pursuant to the strategic initiative of the Company to provide higher value added capabilities through fabrication and the subcontracting of components for assemblies required by its customers.

         The Company's working capital needs are generally funded through cash flows from operations and a revolving credit agreement. The Company generated $2.7 million and $5.8 million in cash from operating activities in 1996 and 1997, respectively, which was used, in part, to finance investment in property, plant and equipment of $1.3 million and $3.9 million, respectively in such years. In the first quarter of 1998, the Company generated cash of $2.4 million from operations compared to $1.7 million in the first quarter of 1997 which was used to fund investment in property, plant and equipment of $1.4 million in 1998 and $0.3 million in 1997. Also, in such periods, the Company used cash from operating activities to pay down indebtedness.


         The Company believes that its existing financing facilities together with its cash flow from operations will provide sufficient capital to fund operations, make the required debt repayments and meet anticipated capital spending needs. However, there can be no assurance that the Company will continue to generate sufficient cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness, it may be required to refinance all or a portion of its existing indebtedness or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained at all or on favorable terms.


Year 2000 Compliance

         Many information systems and software were designed and developed without consideration to the impact of the next millennium and accordingly, may not be Year 2000 Compliant. As a result of a recent upgrade/replacement, the information systems and software at all of the Company's locations, other than Tulsa, are Year 2000 Compliant. The Company will need to upgrade and/or replace the software used by the Tulsa facility in order to render such systems Year 2000 Compliant. The Company expects to complete implementation of the upgrade/replacement within the next 12 months and estimates the cost will not be material. The Company has reviewed publicly reported information made by its principal customers and suppliers, including Boeing, and based on such review believes that such customers and suppliers are, or have taken certain actions with respect to becoming, Year 2000 Compliant.

Quarterly Financial Information

         In the last two years, the Company has experienced significant growth. Set forth below is certain financial information regarding the Company for the last eight fiscal quarters.




                                        First             Second             Third             Fourth
                                  ------------------ ----------------- ------------------ -----------------
                                                     (in thousands, except per share data)
1996
Net sales                             $  7,718           $  7,766          $  8,913            $10,619
Cost of sales                            6,067              5,760             6,628              8,270
Net income                                 196                371               392                228 (1)
Net income per common share             $ 0.03             $ 0.06            $ 0.07             $ 0.04
Net income per common share -
  assuming dilution                       0.03               0.06              0.07               0.04

1997
Net sales                              $12,690            $14,383           $13,975            $14,032
Cost of sales                            9,393             10,266             9,598              9,675
Net income                                 939              1,350             1,577              1,417
Net income per common share             $ 0.16             $ 0.23            $ 0.27             $ 0.24
Net income per common share -
  assuming dilution                       0.16               0.23              0.27               0.24


(1) Includes a charge of $250 for environmental remediation - see Note 10 to the Consolidated Financial Statements.


                                    BUSINESS

General

         LMI Aerospace, Inc. is a leading fabricator, finisher and integrator of formed, close tolerance aluminum and specialty alloy components for use by the aerospace industry. For approximately 50 years, the Company has been engaged in manufacturing components for a wide variety of aerospace applications. Components manufactured by the Company include leading edge wing slats, flaps and lens assemblies; cockpit window frame assemblies; fuselage skins and supports; and passenger and cargo door frames and supports. The Company maintains multi-year contracts with leading original equipment manufacturers ("OEMs") and primary subcontractors ("Primes") of commercial, corporate, regional and military aircraft. Such contracts, which govern virtually all of the Company's sales, typically designate the Company as the sole supplier of the aerospace components sold under the contracts. Customers include Boeing, Lockheed Martin, Northrop Grumman, Gulfstream, Learjet, Canadair, DeHavilland and PPG. The Company manufactures approximately 14,000 parts for integration into such models as Boeing's 737, 747, 757, 767 and 777 commercial aircraft, Gulfstream's G-IV and G-V corporate aircraft, Canadair's RJ regional aircraft, and Lockheed Martin's F-16 and C-130 military aircraft.

         In addition to supplying quality components the Company provides its customers with value-added services, including engineered tool design, production and repair; heat treating; chemical milling; assembly; and metal finishing processes, such as polishing and painting. The Company believes that such value-added services provide significant benefits to its customers including: (i) reduced administrative costs resulting from the Company's ability to serve as a single point of purchase for a wide array of required products and services, (ii) faster, more efficient production rates, and (iii) greater consistency in meeting scheduled delivery dates. As a result, the Company believes that its value-added services are an increasingly important factor in the selection of the Company to provide aerospace components.

         For the five-year period ended December 31, 1997, the Company's revenue increased from $18.4 million to $55.1 million. During the same period operating income increased from $279,000 to $9.6 million. Net income, which was generally breakeven from 1993 to 1995, increased to $1.2 million in 1996 and $5.3 million in 1997. At March 31, 1998, the Company's backlog of customer orders scheduled for delivery prior to December 31, 1998 increased to a record level of $34.3 million. See "SELECTED CONSOLIDATED FINANCIAL INFORMATION."

         The Company believes that it is well positioned to benefit from several industry trends, including: (i) increased new aircraft production; (ii) increased outsourcing by OEMs and Primes; (iii) a decrease in the number of preferred suppliers of aerospace components; and (iv) increased consolidation of aerospace component suppliers.

Industry Outlook

         The aerospace components industry currently is enjoying favorable trends driven by strong growth in production of new commercial, corporate and regional aircraft. As OEMs searched for cost cutting opportunities during the aerospace industry recession of the early part of this decade, aerospace component manufacturers, including the Company, were forced to accept lower-priced, smaller orders to maintain market share, which resulted in lower profit margins. However, in recent years, aerospace component manufacturers have benefitted as production rates in the aerospace industry have increased. These increased production rates have created capacity constraints among OEMs and Primes, resulting in longer lead times for scheduled product delivery. Accordingly, OEMs and Primes are actively seeking to negotiate multi-year contracts with qualified aerospace components suppliers, like the Company, in an attempt to assure adequate production capacity for required components.

         The Company believes that there are numerous barriers to entry into the aerospace components industry. These barriers include: (i) proven expertise in close tolerance manufacturing techniques; (ii) required compliance with increasingly stringent quality standards imposed by OEMs and Primes; (iii) implementation of the publicly announced plans of OEMs and Primes to reduce the number of preferred suppliers of aerospace components; and (iv) significant initial capital investment and tooling requirements necessary for the manufacture of certain aerospace components.

         The Company believes the following trends are affecting the aerospace components industry:

         Increased Demand for New Aircraft. Aircraft manufacturers are currently experiencing record new levels of orders. The market for new commercial aircraft is estimated at $50 billion, the market for corporate jet aircraft, is estimated at $6 billion and the market for regional jet aircraft is estimated at $3 billion.

         According to Boeing's 1997 Current Market Outlook (the "Boeing Report"), annual deliveries of commercial aircraft can be expected to increase from approximately 400 in 1996 to more than 700 in 1998, increasing the worldwide fleet of aircraft from 11,500 at the end of 1996 to over 16,000 at the end of 2001 and over 23,000 at the end of 2016. Additionally, expenditures for new commercial aircraft production are expected to total approximately $490 billion for the period from 1996 to 2006. Such increases result from the need of aircraft operators to accommodate a projected 75% increase in global air travel through the year 2006. The demand for commercial aircraft is rapidly increasing as a result of the following: (i) increasing profitability of airline operators; (ii) a worldwide increase in miles flown by existing aircraft; and (iii) the need to modify or replace older aircraft to comply with more stringent governmental noise and safety regulations.

         According to the Allied Signal Annual Business Aviation Outlook dated September 1997 (the "Allied Report"), 2,300 new corporate jet aircraft are expected to be delivered from 1997 through 2001, a 61% increase over the previous five-year period. The demand for corporate aircraft is rapidly increasing as a result of the following: (i) the introduction of new, larger and more efficient aircraft; (ii) the growing popularity of fractional aircraft ownership; (iii) the minimal availability of used aircraft; (iv) the need for long range flights to expanding international markets; (v) the increased demand for more expedient travel; and (vi) the continued surge in corporate profitability and the U.S. stock market.

         Regional jets (32-70 seat capacity) are the most rapidly growing market segment in commercial aircraft. Annual deliveries are estimated to double from 96 units in 1997 to more than 210 by 2000. The demand for regional jets is rapidly increasing as a result of the following: (i) ability to pull passengers into major airline hubs or bypass hubs altogether; (ii) expanded frequency of service on routes served by larger jets; (iii) break even load factors are much lower on regional airlines than on majors; (iv) extended range relative to previously utilized regional turboprops; and (v) ability to service routes which would otherwise be unprofitable if served by larger jets.

         In addition to demand related to production of new aircraft, the aerospace components industry is benefiting from an increasing demand for aftermarket components resulting from the growing number of aircraft in service.

         Increased Outsourcing. Suppliers of aerospace components, including the Company, have benefitted from an accelerating trend for OEMs and Primes to outsource a greater percentage of the components required to produce new aircraft. Boeing has indicated that it intends to increase from 48% to 52% the portion of each aircraft purchased from outside sources. Outsourcing allows OEMs and Primes to focus their resources on assembly and integration by employing the expertise of aerospace components suppliers, such as the Company, which have developed specialized tooling and manufacturing and finishing techniques and have achieved economies of scale unavailable to individual OEMs and Primes. Such a focus benefits the OEMs and Primes by: (i) increasing the production rates achievable by the OEMs and Primes through the integration of higher level sub-assemblies and components, and (ii) limiting their capital investment by eliminating the need for sophisticated equipment, machinery and systems required to manufacture certain components. As OEMs and Primes continue to become more cost and value conscious, the Company anticipates that the trend toward outsourcing will continue to accelerate.

         Reduction in Number of Preferred Suppliers. In an attempt to increase quality and service, reduce purchasing costs and streamline purchasing decisions, OEMs and Primes have formed relationships with an increasingly smaller number of preferred suppliers. The Company believes that during the last few years OEMs and Primes have significantly reduced the number of component suppliers with which they do business. In each case to date where the Company had an established relationship, the Company has benefitted from such reduction in suppliers. The Company believes that due to its strong customer relationships and its long-standing reputation for quality and reliability, OEMs and Primes will continue to select the Company as one of their preferred suppliers.

         Industry Consolidation. Suppliers of aerospace components have been undergoing consolidation. The Company believes that several factors are contributing to this consolidation, including: (i) the high level of fragmentation within the industry; (ii) the consolidation of the OEM and Prime industry; (iii) an effort by OEMs and Primes to reduce their supplier bases; and
(iv) the increased demands placed on suppliers to provide value-added content and services.

Competitive Strengths

         The Company has been providing products and services to the aerospace industry for approximately 50 years and believes it has gained a reputation for consistent high quality and reliability. Because of its strong market position, the Company believes that it enjoys broader name recognition, closer customer relations and greater business opportunities than are available to many of its competitors. The Company also believes that it is well-positioned to take advantage of the current trends and expected growth in the aerospace components industry as a result of the following competitive strengths:

         Consistent On-Time Delivery. The Company's manufacturing systems and procedures undergo continuous review and refinement to ensure the timely and consistent delivery of aerospace components to its customers. The Company's work center teams, together with its process engineering group, employ lean manufacturing techniques to design efficient administrative and manufacturing processes in order to meet customers' component specifications and scheduling requirements. These systems and procedures have allowed the Company to establish a reputation for reliability with its customers and provided a foundation for the Company's growth.

         Key Customer Relationships. The Company actively seeks to develop close relationships with its customers and as a result enjoys multi-year contracts with many of its customers, including certain of the Boeing business units, Lockheed Martin, Northrop Grumman, Learjet, Canadair and PPG. Such contracts, which govern virtually all of the Company's sales, typically designate the Company as the sole supplier of the aerospace components sold under the contracts. The Company believes that its strong customer relationships provide it with a significant competitive advantage in obtaining and securing new business opportunities.

         Supplier of Value-Added Content. The Company manufactures formed, close tolerance aluminum and specialty alloy components designed for a variety of harsh, demanding environments, which often require high tensile strength, toughness, durability and resistance to corrosion and metal fatigue. To meet these demands and enhance its reputation as a single point of purchase to the aerospace industry, the Company has developed significant capabilities to deliver value-added content and services. Such capabilities include tool making, heat treating, assembly, chemical milling and metal finishing processes such as polishing and painting. The Company believes that such services provide significant benefits to its customers including: (i) reduced administrative costs resulting from the Company's ability to serve as a single point of purchase for a wide array of required products and services, (ii) faster, more efficient production rates, and (iii) greater consistency in meeting scheduled delivery dates. As a result, the Company believes that its value-added services are an increasingly important factor in the selection of the Company to provide aerospace components.

         Consistent Component Quality. The Company has implemented a series of programs designed to maintain and continually improve the quality of the components manufactured. The Company's quality assurance and control team is composed of approximately 50 persons and is charged with implementing the Company's vigorous auditing and testing program. In March 1998, the Company received certification of compliance with Boeing's new and stringent D1-9000 (Rev. A) quality standards. The Company believes that the substantial expense necessary to meet the stringent quality demands of OEMs and Primes represents a barrier to entry into the aerospace components industry.

         Active Employee Involvement. The Company believes that it benefits significantly from the creative and intellectual resources of its employees and aggressively seeks to involve its employees in all aspects of its business. Through continual education and training, stock ownership, incentive based compensation (including profit sharing and bonus programs) and a work center team organization, the Company has developed a skilled and flexible work force capable of adapting quickly to the varied demands of its customers. The Company further believes that such extensive employee involvement enables the Company to continually improve its processes and efficiency, maintain consistent on-time delivery, provide quality products and control costs.

         Geographic Proximity to Customers. Consistent with its strategic plan, as opportunities for significant growth have occurred, the Company has located its facilities in close geographic proximity to the principal production facilities of its customers. The Wichita facility is close to Boeing Wichita; the Auburn facility is near Boeing Seattle; and the Tulsa facility is close to Boeing North American. Geographic proximity to customers provides the Company with opportunities for strengthening customer relationships by allowing for quicker responses to customer demands. Customers' needs for offload work, emergency spares and replacement components which require a very quick turn time, can be met more easily and both shipping time and costs are reduced. Additionally, close proximity facilitates interaction between the engineering and production personnel of the Company and its customers and allows for a more efficient resolution of production issues.

Growth Strategy

         The Company's primary objective is to expand its position as a leading components supplier to the aerospace industry through the application of a comprehensive business strategy combining various customer service, operating and growth objectives.

         Capitalize on Favorable Industry Trends. The Company believes its strong market position and alignment with many of the leading OEMs and Primes will enable it to benefit from several industry trends, allowing it to increase production capabilities and expand operations to meet anticipated increases in demand.

         Pursue Strategic Acquisitions. The Company seeks to leverage its core capabilities in existing and new markets by identifying and pursuing complementary acquisitions in the aerospace industry that offer strategic value, such as cost savings, increased manufacturing capacity, increased process capability and/or new customer relationships. The Company believes that the fragmented nature of the industry for aerospace components should provide the Company with additional opportunities to exploit industry consolidation trends.

         Expand Aftermarket Presence. Historically the Company's components have been supplied primarily for use in the construction of new aircraft. The Company believes that a substantial opportunity exists for sales growth through greater emphasis on the market for components used in the repair and maintenance of existing aircraft. In 1997 industry sources estimated the global aviation aftermarket to be $47 billion annually and projected that it would grow to $60 billion by the year 2000. The Company intends to increase its penetration of the aerospace components aftermarket by expanding its product and service offerings in response to the inventory needs of aftermarket participants, tailoring its delivery procedures to meet the specific requirements of this market and increasing its sales and marketing efforts to increase awareness by such participants of the Company's capabilities.

         Diversify Customer Base. The Company believes that opportunities exist to establish additional relationships with OEMs, Primes and distributors of aerospace products not currently supplied by the Company. In addition, the Company is currently marketing its capabilities to unserved business units of its current customers.

         Expand Integration Capabilities. The Company intends to grow by increasing the array of manufacturing, assembly and finishing services which it can offer existing and prospective customers by expanding its capability to integrate parts into higher level aerospace components. The Company believes that such integration capability will enhance its reputation as a single point of purchase for the aerospace industry. Furthermore, the Company believes that by expanding its integration capabilities it will increase its relative importance to its customers and expand its revenue content per plane.

Customers

         The Company manufacturers and supplies approximately 14,000 parts to leading OEMs and Primes of commercial, corporate, regional and military aircraft, primarily under multi-year contracts. Such contracts typically designate the Company as the sole supplier of the aerospace components sold under the contracts. Customers include the following leading OEMs and Primes:

      Commercial                           Models

     Boeing                   737 Classic, 737NG, 707, 727, 747, 757, 767
                              and 777
     Northrop Grumman         747, 757 and 767
     PPG                      737NG, 747, 767, 777 and MD-80
     National Machine         737NG
     Canadair                 767

     Corporate and Regional

     Gulfstream               G-IV and G-V
     Canadair                 Regional Jet and Challenger 604
     Learjet                  Models 31, 45 and 60
     DeHavilland              CL415 and Dash-8
     Boeing                   737 Business Jet
     Nordam                   Citation V, VII, VIII, Ultra, Bravo and Excel,
                              Lear 60, and Beech 400A

      PPG                      Citation III, VII, X and Excel
      Northrop Grumman         G-IV

      Military

      Lockheed Martin          F-16 and C-130
      Boeing                   AWACS, F-18 and F-15

         The Company has a long-standing relationship with Boeing, which has steadily grown to include several Boeing business units including Boeing
Seattle, Boeing North American, and Boeing Helicopter. During 1995, 1996 and 1997, direct sales of Boeing business units accounted for a total of approximately 45%, 46% and 59% of the Company's sales, respectively. According to industry sources, Boeing holds more than a 50% share of the worldwide commercial aircraft market. Each of Boeing's business units operate to a significant degree as autonomous manufacturers, and as such, the Company has entered into one or more multi-year contractual relationships with many of the Boeing business units with which it does business. In general, these agreements provide for: (i) payment on a net 30 day basis; (ii) termination for convenience upon 30 days notice; (iii) reasonable manufacturing lead time for delivery of components; (iv) limitations on and specifications for the scope of work to be performed; and (v) pricing of components by quotes. In addition, these contracts are typically "requirements" contracts under which the purchaser commits to purchase all of its requirements of a particular component from the Company. Specific orders are placed with the Company on a periodic basis covering delivery dates as far in the future as the year 2000. The Company believes that its relationship with Boeing extends beyond the expressed language of the multi-year contracts. Such belief is based on, among other things, discussions with Boeing personnel, the longevity and growth of the relationship, and the Company's experience with Boeing during occasional periods without an effective contract.

Products

         The Company is a leading fabricator, finisher and integrator of formed, close tolerance aluminum and specialty alloy components for use by the aerospace industry. For approximately 50 years the Company has been engaged in manufacturing components for a wide variety of aerospace applications. All components are fabricated from designs prepared and furnished by its customers. The following table describes some of the Company's principal products (consisting of manufactured components and assemblies) and the models into which they are integrated:

       Product                               Models

       Wing leading edge skins, flapskins    737 NG

       Detail interior components            737 Classic, 737 NG, 707, 727, 747,
                                             757, 767, 777 and C-130

       Wing panels and floorbeams            747

       Door assembly structural details 737 Classic, 737 NG, 747 and 757, Challenger 604, Regional Jet, F-16 and C-130

       Thrust reversers and engine           G-IV, CL415, 737 Classic and 777
       nacelles/cowlings

       Cockpit window frames and landing     737 NG,  747, 767, 777, Citation
       light lens assembly                   III, VII and Excel, DC-8 and 9,
                                             MD-80, KC-10 and F-16

       Fuselage and wing skin                Models 45 and 60
                                             Dash-8
                                             737 Classic, 737 NG, 747, 757, 767,
                                             777, C-130 and F-16

       Structural sheet metal &              Various models
       extruded components

         Once a customer submits specifications for a product, the Company utilizes its 40 person engineering and planning group to evaluate and develop the tooling requirements, design the manufacturing process and prepare a product flow plan. The Company utilizes an advanced computer assisted design system to translate customer provided specifications into computer numerical control ("CNC") instructions for use with many of the Company's forming and milling equipment.

Manufacturing Processes

         The manufacturing facilities are organized on a work center basis focusing on a particular manufacturing process. Each work center is staffed by a team of operators who are supported by a supervisor, lead operators and quality inspectors. Throughout each stage of the manufacturing and finishing processes, the Company collects, maintains and evaluates data, including customer design inputs, process scheduling, material inventory, labor, inspection results and completion and delivery dates. The Company's information systems employ this data in order to provide more accurate pricing and scheduling information to its customers as well as to establish production standards used to measure internal performance.

         Consistent with the Company's strategy of continually emphasizing quality, all employees participate in an on-going training program which combines classroom, hands-on and on-the-job instruction. New employees attend an extensive orientation seminar to acquaint them with the aerospace components industry and the Company's quality expectations, history, mission, safety procedures and other rules. To motivate employees to meet and exceed the Company's production efficiency objectives, management has implemented a bonus program under which the bonus amount payable by the Company is based on the amount of sales per paid manhour and the value of product produced.

         Furthermore, through the use of lean manufacturing techniques, the Company seeks to eliminate waste generated in the movement of people, in the use of materials and products, in lengthy set-ups, in production breaks and by misused space. The Company's lean manufacturing methods include: (i) one piece work flow as opposed to batch processing, (ii) pull versus push production control and scheduling systems, and (iii) disciplined, housekeeping and organization techniques. The Company believes that its training and motivation programs, combined with extensive use of lean manufacturing techniques, have greatly increased the Company's efficiency, manufacturing capacity and profitability.

         In manufacturing close tolerance components, the Company uses several forming processes to shape or "form" a "work piece" (aluminum, stainless steel or titanium sheet metal and extrusion) into components by applying pressure through impact, stretching or pressing the raw material (sheet metal or extrusion) to cause conformance to a die. The shapes may be simple with a single angle, bend or curve, or may be complex with compound contours having multiple bends and angles. Some processes incorporate heat to soften the metal prior to or during forming. Forming processes include: drop hammer, bladder press, sheet metal and extrusion stretch, skin stretch, stretch draw, hot joggle and brake forming.

         The following are more detailed descriptions of several of the Company's processes:

         Drop Hammer Forming. The Company utilizes drop hammer forming to shape work pieces by placing them between a mated die and a moving punch. The work piece is placed on the working surface of the die and is formed into a component through repeated impacts of the punch on the work piece. The impact causes the work piece to take the shape of the punch and die. This process provides an economical means of producing parts ranging in size from a few inches up to ten feet in length with complex, compound contours. The Company has one of the largest capacities for drop hammer forming in the aerospace components industry.

         Bladder Forming. The bladder forming process (fluid cell press) utilizes a bladder filled with hydraulic fluid which is placed under pressure to form the component. The work piece is placed on top of a die which rests on a table. A rubber blanket is then placed over the work piece and the table is moved into the press. As the bladder is placed under pressure, it expands to cover the rubber blanket and forces it and the work piece to conform to the shape of the die. The Company employs bladder forming for components with formed simple contours.

         Stretch Forming. The stretch forming process involves the stretching and wrapping of a work piece along the surface of a precisely shaped die. To obtain the desired component shape, opposite ends of the material are held in the jaws of the stretch form machine, then hydraulically stretched and wrapped to conform to the working surface of the die. The Company utilizes several different types of stretch form machines, each type designed to stretch form extrusion, sheet metal or leading edge wing skins.

         Hot Joggle. The Company uses the hot joggle process to create a clearance step for intersecting parts. A work piece is placed between a mated die and punch and is heated to a precise temperature to make it malleable enough to set a form, but not hot enough to alter the temper of the metal. The joggle press then creates the joggle by stepping down a surface from the original plane of the work piece.

         Cutting and Punching. Various cutting and punching processes, such as CNC turret punch, CNC laser cutting, CNC and conventional milling, are used for cutting out the shapes of flat pattern parts. Cutting, trimming and drilling functions such as CNC and conventional milling, five axis CNC routing and other machine and hand routing methods are used to complete formed components by trimming excess material, cutting and drilling holes. CNC processes utilize computer programs (generated by Company employees from CAD models provided by the customer which direct the cutting, punching and/or drilling pattern of the machine. Other trimming processes use dies, templates or fixtures as the guide for trimming and/or drilling.

         Most parts require heat treating after forming which helps to strengthen and, then through controlled cooling, harden the material. This process along with older dies and tools, can cause slight distortion which is then modified with manual forming techniques also referred to as "line-up" or "check and straighten." The Company's highly skilled craftsmen provide the customer with great flexibility in utilizing customer's tools and small order quantities often associated with spares production.

Value-Added Services

         The Company offers its customers both cost and time savings by having the process capabilities necessary for the production of most components from start to finish.

         Tooling. While most of the dies, tools and fixtures needed in the manufacturing process are owned and supplied by customers, the Company offers its customers the ability to produce fiberglass route and drill tools, chemical milling templates, kirksite extrusion and sheet stretch blocks, and other original tooling. It also has extensive capabilities in the repair and rework of tools and dies originally supplied by its customers. The Company supports the tooling operations with its own foundry which pours lead and kirksite tops for drop hammer dies.

         Heat Treat and Age. Most components require heat treating and/or aging as part of the production process. The heat treat process is used to alter the temper of the material for increased formability and retention of the formed shape. The process involves heating work pieces to a prescribed temperature, usually in the range of 850 degrees to 950 degrees Fahrenheit, for a prescribed period of time. Multiple components can be heat treated at one time, so long as the prescribed process time and temperature are the same. After heating, the components are immediately submerged in a glycol solution or water to rapidly cool and suspend the hardening of the metal. The components are then refrigerated at sub-zero temperatures to retard work hardening until the forming process is completed. At ambient temperatures the metal slowly hardens. After all forming, trimming and drilling processes are complete, most components go through the age process, which involves slow heating at lower temperatures (up to 400 degrees Fahrenheit), to accelerate the hardening of the metal to its final temper.

         CMM Inspection and Engineering. The computer controlled coordinate measuring machine ("CMM") uses a computer operated touch probe to measure the accuracy of angles, contours and other features on a tool or component relative to customer defined models or coordinates permitting the Company to accurately inspect close tolerance components. The CMM also is used to engineer a CAD model from an existing part.

         Chemical Milling. Chemical milling is used to reduce the amount of material in specific places on a component in order to reduce weight within the aircraft and to facilitate the mating of components. The working piece is first coated (dipped or sprayed) with a maskant, which dries to a rubber-like finish sealing the component. The Company uses a water based maskant which is much safer for both employees and the environment than the traditional solvent based maskant. After masking, the portion of the part to be reduced is scribed out by tracing a template. These areas are then de-masked, and the part is dipped into the chemical milling tank, containing an alkaline solution, for a prescribed period of time. The solution then reduces the metal in the exposed areas.

         Metal Finishing, Polishing and Painting. Through its Tulsa facility the Company provides anodizing, painting, polishing and non-destructive testing. The chromic acid anodizing process is performed prior to paint or polish to help control rust, corrosion and part deterioration. Penetrant inspection is a non-destructive inspection method during which components are dipped into a dye solution which penetrates any small defects on the surface of the part and makes them visible under ultra violet light.

         Most components are painted or polished before final shipment. Paint is applied according to customer specification; some components receive a simple primary coat while others receive primary and finish coats. Skin quality components such as those in the leading edge wing program are polished with electric polishers and by hand to a mirror finish which is visible on the exterior of the aircraft after final assembly.

         Consistent with the Company's commitment to maintaining environmental and employee safety, the Tulsa facility has a state-of-the-art air circulation and filter system as well as its own waste water treatment equipment. Waste water from both the anodizing and chemical milling processes pass through the treatment equipment and all metals and toxic materials are removed, making the water safe for disposal through the normal sewer system. The metals are condensed into filter cakes which are then disposed of through certified hazardous waste disposal vendors.

         Assembly. The Company completes small and medium sized assemblies, incorporating its manufactured parts and those produced by other vendors. In the assembly process the Company uses riveting, bolting, spot and fusion welding, and bonding. Customer supplied and Company manufactured jigs and fixtures are used to ensure the proper alignment of edges and holes. The Company's new information system and the expansion of its purchasing department further increase its ability to acquire and track parts and hardware details from multiple vendors to integrate with its own components into assemblies.

Backlog

         At March 31, 1998, the Company had outstanding purchase orders representing an aggregate invoice price of approximately $48.9 million, of which $34.3 million is scheduled for delivery prior to the end of fiscal 1998. Historically, cancellations of such orders have been infrequent and immaterial, however OEMs often modify purchase orders to accelerate or delay delivery dates. The level of unfilled orders at any given time during the year will be materially affected by the timing of the Company's receipt of orders and the speed with which those orders are filled. Moreover, sales during any period may include sales which are not part of the backlog at the end of the prior period. Accordingly, prospective purchasers of Common Stock in this Offering should not place undue reliance on the Company's backlog as an indication of sales for any future period.

         The following table provides certain information with respect to the Company's total backlog as of December 31, 1995, 1996 and 1997 and the portion of backlog scheduled for delivery within 12 months of such dates:

                                                     As of December 31,
                                                       (in millions)

                                              1995         1996          1997
                                              ----         ----          ----

   Total                                    $23.3         $43.1        $48.9

   Portion deliverable within 12 months      12.4          34.1         40.5

Suppliers and Procurement Practices

         The Company's principal raw materials consist of aerospace-quality aluminum sheet metal and extrusion which it purchases, along with specialized services, from certain vendors. From time to time there have been shortages of aerospace quality aluminum sheet metal and extrusion, resulting in temporary increases in the cost of such raw materials and causing the Company to have delays in production schedules. In an attempt to assure itself of adequate supplies, the Company has entered into a multi-year aluminum sheet metal supply agreement with ALCOA, a dominant domestic supplier of aerospace quality aluminum, and is negotiating a similar agreement regarding extrusion with Tiernay Metals, Inc., a distributor, and Universal Alloy Corp., a producer. To mitigate the effect of fluctuations in the price of raw materials, the Company has negotiated agreements with some of its customers, including certain Boeing business units, permitting the Company to flow through a major portion of any price change to its customers. Furthermore, Boeing is engaged in negotiations with one or more aluminum suppliers which would entitle Boeing vendors, such as the Company, to purchase aluminum from Boeing's supplier on terms and conditions equal to those available to Boeing.

         The Company believes that its sources of supply of non-aluminum products and its relationships with its suppliers are satisfactory. While the loss of any one supplier could have a material adverse effect on the Company until alternative suppliers are located and have commenced providing products, alternative suppliers exist for substantially all of the products and services purchased by the Company.

         The Company has developed procurement practices to ensure that all supplies received conform to contract specifications. Through its computerized material resource planning system, the Company is able to track inventories and product ordering to optimize purchasing decisions. For cost, quality control and efficiency reasons, the Company generally purchases supplies only from vendors approved by the Company's customers and/or with whom the Company has on-going relationships. The Company chooses its vendors primarily based on the quality of the products and services supplied, record for on-time performance and the specification of such vendors by the Company's customers as the preferred source of supply. The Company regularly evaluates and audits its approved vendors based on their performance.

Quality Assurance and Control

         The Company continually seeks to maintain high quality standards in the processing of its products. Accordingly, the Company employs approximately 50 full time quality control and assurance personnel. Each work order introduced to the Company's manufacturing facilities contains an inspection plan specifying required inspection points. Quality inspectors are assigned to each work center and are trained in the testing required in connection with products passing through the assigned work center. Although a large percentage of the Company's products are 100% inspected immediately prior to shipment by a customer employee or a customer designated Company employee, Boeing has approved a sampling inspection program for certain components using statistical process control data maintained by the Company.

         In March 1998, the Company became certified as compliant with Boeing's new D1-9000 (Rev. A) quality assurance standard. During April 1998, the Company distributed all revised procedures and integrated such new procedures with its on-going employee training program and lean manufacturing techniques to assist employees in becoming familiar with the new procedures. The Company has expanded its existing internal audit program to ensure on-going compliance. In addition, the Company intends to supplement its quality assurance and control program in 1999 with ISO 9002 certification of all of its facilities.

Sales and Marketing

         The Company's sales and marketing organization consists of six program managers and two independent sales representatives. The Company's sales personnel are devoted to maintaining and expanding customer relationships through continual education of existing and potential customers with respect to the Company's capabilities. Specifically, the Company is focused on expanding its presence in the fabrication of aftermarket spare parts and components for use in new corporate, regional and military aircraft. As a result, sales personnel have focused their efforts on diversifying the Company's product mix to include aerospace programs unrelated to new commercial aircraft production.

         A majority of the Company's sales to existing customers are awarded after receipt of a request for quotation ("RFQ"). On receipt, the RFQ is preliminarily reviewed by a team consisting of members of the Company's senior management, a program manager, an estimator and the plant manager. If the Company determines that the program is adequately compatible with the Company's capabilities and objectives, a formal response is prepared by a member of the Company's estimator group. Although a substantial percentage of programs are awarded on a competitive bid basis, the Company has recognized a trend favoring direct pricing. In direct pricing programs, the customer submits an indicated price offer for acceptance or rejection by the Company. The Company expects that as customers seek to limit the number of suppliers, direct pricing will become increasingly common.

Competition

         Components for new aircraft and replacement components for existing aircraft are provided by a large fragmented group of companies, including certain business units affiliated with the Company's customers. However, the Company believes that the trends in the aerospace industry favor greater outsourcing of components and reducing the number of preferred suppliers. Under written multi-year contracts with its customers governing virtually all of the Company's sales, the Company is typically designated as the sole supplier of the aerospace components sold under such contracts. The Company is unaware of any competitor with which it competes in all of the Company's processes.

         The Company believes that participants in the aerospace components industry compete primarily with respect to reliability of delivery, price and quality. Certain of the Company's competitors, including business units affiliated with the Company's customers, have substantially greater financial, production and other resources than the Company. These competitors may have the ability to adapt more quickly to changes in customer requirements, stronger relationships with customers and suppliers and greater name recognition than the Company. Moreover, certain of the Company's customers may determine to directly manufacture a greater percentage of required components.

Regulatory Matters

         The aerospace industry is highly regulated in the U.S. by the Federal Aviation Administration and is regulated in other countries by similar agencies to ensure that aviation products and services meet stringent safety and performance standards. The FAA prescribes standards and licensing requirements for aircraft components, including those fabricated by the Company. Because the Company fabricates to meet specifications and designs created by its customers, it is not required to obtain any licenses or approvals from the FAA. The Company is subject, however, to inspection and audit by the FAA and to quality control and assurance programs instituted by many of its customers.

         The Company is also subject to various federal, state, local and foreign environmental requirements, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, and the cleanup of properties affected by hazardous substances. In addition, certain environmental laws, such as CERCLA and similar state laws, impose strict, retroactive, and joint and several liability upon persons responsible for releases or potential releases of hazardous substances. The Company has not incurred, nor does it expect to incur, significant costs to address any releases or potential releases. It is possible, however, given the retroactive nature of CERCLA liability, that the Company will from time to time receive notices of potential liability relating to current or former activities.

         The Company has been and is in substantial compliance with environmental requirements and believes it has no liabilities under environmental requirements, except those which would not be expected to have a material adverse effect on the Company's business, results of operations, or financial condition. However, some risk of environmental liability is inherent in the nature of the Company's business and the Company might in the future incur material costs to meet current or more stringent compliance, cleanup or other obligations pursuant to environmental requirements. See "RISK FACTORS--- Governmental Regulations; Environmental Compliance."

Employees

         As of March 31, 1998, the Company had 756 employees, of whom seven were engaged in executive positions, 167 were engaged in administrative positions and 582 were in manufacturing operations. None of the Company's employees is subject to a collective bargaining agreement, and the Company has not experienced any material business interruption as a result of labor disputes since it was formed. The Company believes that it has an excellent relationship with its employees.

         The Company strives to continuously train and educate its employees thereby enhancing the skill and flexibility of its work force. Through the use of internally developed programs, which include formal classroom and on-the-job, hands-on training, and independently developed programs, the Company seeks to attract, develop and retain the personnel necessary to achieve the Company's growth and profitability objectives.

Facilities

         The following table provides certain information with respect to the Company's headquarters and distribution centers:

                                                                               Square
   Location                    Principal Use(s)                                Footage            Interest

3600 Mueller Road              Executive and Administrative Offices            56,943             Owned
St. Charles, MO                and Manufacturing Center

3030-3050 N. Hwy 94            Manufacturing Center and Storage                92,736             Owned
St. Charles, MO

3000-3010 N. Hwy 94            Assembly and Storage                            24,400             Leased(1)
St. Charles, MO

204 H Street NW                Manufacturing Center                            45,328             Leased(2)
Auburn, WA

101 Western Ave. So.           Manufacturing Center                            79,120             Leased(3)
Auburn, WA

2629-2635 Esthner Ct.          Manufacturing Center                            34,377             Owned
Wichita, KS

2621 W. Esthner Ct.            Administrative Offices and Storage              19,545             Leased(4)
Wichita, KS

2104 N. 170th St. E. Ave.      Finishing Facility                              75,000             Owned
Tulsa, OK



(1) Subject to a yearly rental amount of $52,186 expiring on February 28, 2004.

(2) Subject to a yearly rental amount of $160,200 expiring on December 31, 1999.

(3) Subject to a graduated yearly rental amount from $264,100 in 1998 to $418,800 in 2005. Such lease expires as of June 30, 2005, but the Company retains the option to extend the lease until June 30, 2008 at the monthly rate of $39,090.

(4) Subject to a yearly rental amount of $55,200 expiring on June 30, 2000. The Company retains two options to extend the lease term for an additional 36 months each with a yearly rental amount of $60,000 and $63,600, respectively.


         The Company believes that its present facilities are in good condition, are adequately insured and together with those under construction, are suitable and adequate for the conduct of its current operations.

Legal Proceedings

         The Company has received a letter dated May 26, 1998 alleging certain claims against the Company on behalf of two former employees based on discrimination, retaliation and harassment. The Company is presently investigating the factual basis for such allegations. Based on the preliminary results of such investigation, the Company believes that the allegations are substantially without merit and intends to vigorously defend this matter.

         The Company is also a party to other legal proceedings which are routine claims and lawsuits arising in the ordinary course of its business. The Company does not believe that any of such claims and lawsuits, individually or in the aggregate, will have a material adverse effect on the Company's business.

                                   MANAGEMENT

Directors and Executive Officers

         The following table sets forth certain information with respect to each director and executive officer of the Company:

   Name                        Age                 Position

Joseph Burstein                 70         Chairman of the Board and Director

Ronald S. Saks                  54         Chief Executive Officer, President
                                           and Director

Lawrence J. LeGrand             47         Chief Operating Officer and Director

Lawrence E. Dickinson           38         Chief Financial Officer and Secretary

Duane E. Hahn                   45         Vice President, Regional Manager and
                                           Director
Robert T. Grah                  44         General Manager (LMI Finishing, Inc.)

Phillip A. Lajeunesse           45         General Manager (Wichita, KS)

Bradley L. Nelson               39         General Manager (Auburn, WA)

Ernest R. Bailey                62         General Manager (St. Charles, MO)

Sanford S. Neuman               62         Assistant Secretary and Director

Thomas M. Gunn                  54         Director

Alfred H. Kerth, III            48         Director

         Set forth below are biographies of each director and each executive officer of the Company.

         Joseph Burstein has been a director, the Chairman of the Board and Secretary of the Company since 1984. Prior to his association with the Company, Mr. Burstein was President of Associated Transports, Inc. Mr. Burstein is an entrepreneur and has had an interest in several businesses, including two travel agencies and a 100% interest in Chestnut Mountain Ski Resort, Galena, Illinois. Mr. Burstein graduated from the University of Nebraska.

         Ronald S. Saks has served as President and as a director of the Company since 1984. Prior to his employment with the Company, Mr. Saks was an Executive Vice President with Associated Transports, Inc. for eight years and was a Tax Manager with Peat Marwick Mitchell & Co., now known as KPMG Peat Marwick LLP, for the eight years prior thereto. Mr. Saks obtained his Bachelor's degree in Business Administration from Washington University in 1966. He also studied engineering at the Massachusetts Institute of Technology, and completed an Executive Education program at Stanford University. Mr. Saks is a Certified Public Accountant.

         Lawrence J. LeGrand became Chief Operating Officer and a director of the Company in April 1998. His previous 24 years were spent with KPMG Peat Marwick, LLP, where he became a partner in 1980. Mr. LeGrand is a Certified Public Accountant and has extensive experience in mergers and acquisitions where he has represented both publicly held and privately owned buyers and sellers. Mr. LeGrand graduated with a Bachelor's degree in Commerce and Finance from St. Louis University in 1973 and presently serves as the Vice Chairman of the Board of Trustees of St. Louis University.

         Lawrence E. Dickinson has been the Chief Financial Officer of the Company since 1993. He served as a Financial Analyst and Controller for LaBarge, Inc. from 1984 to 1993 and as a Cost Accountant with Monsanto from 1981-1984. Mr. Dickinson received his Bachelor's degree in Accounting from the University of Alabama and received his Master's degree in Business Administration from Washington University in 1994.

         Duane E. Hahn joined the Company in 1984 and served as the Assistant General Manager until 1988, at which time he moved to Auburn, Washington to set up and manage the Auburn facility as Vice President and General Manager. In 1996, Mr. Hahn became the Vice President of Manufacturing and Regional Manager of the Company. Prior to joining the Company, Mr. Hahn served as a supervisor for Associated Transports, Inc. Mr. Hahn received his Associate's Degree from Nebraska Technical College in 1971. Mr. Hahn has extensive continuing education experience in lean manufacturing, just-in-time, and other world class manufacturing techniques. Mr. Hahn became a director of the Company in October 1990.



         Robert  T.  Grah  joined  the  Company  in 1984 as  Production  Control
Manager. Mr. Grah has held various management positions with the Company including Purchasing and Contracts Manager, Maintenance Manager, Facilities Manager, and was promoted to his current position as General Manager of LMI Finishing, Inc. in 1996. Prior to joining the Company, Mr. Grah was a supervisor for Associated Transports, Inc., and a manager for Beneficial Finance. Mr. Grah's education has included Florissant Valley Community College, and numerous continuing education courses in management, Total Preventative Maintenance, and various environmental and technical subjects.


         Phillip A. Lajeunesse joined the Company in 1988 as the Corporate Quality Assurance Manager. In 1990, he became the Plant Manager of the Company's St. Charles facility, and in 1996, he became the General Manager of the Wichita facility. Prior to joining the Company, Mr. Lajeunesse was a supervisor for Kaman Aerospace for nine years, and for six years was a supervisor for United Nuclear Corporation. Mr. Lajeunesse obtained an Associate's degree in Chemical Engineering from Thames Valley State Technical College in 1973, an Associate's degree in Business Administration from Bryant College in 1984, and a Master's of Business Administration from Washington University in 1994.

         Bradley L. Nelson joined the Company as a Production Supervisor in the Auburn facility in 1990. In 1994, he was promoted to Manufacturing Manager, and in 1996 he assumed his current position as General Manager of the Auburn facility. Previously, Mr. Nelson was Production Manager for Fabrication Technologies from 1989 to 1990, the owner of Totem Lake Service Center from 1984 to 1989, and Plant Manager for Tonoro Growers from 1981 to 1984. Mr. Nelson's continuing education courses include general management and manufacturing management and methods.

         Ernest R. Bailey joined the Company in 1997 as the General Manager of the St. Charles facility. From 1996 to 1997, Mr. Bailey was the General Manager for North American Machining Products, Inc. From 1994 to 1996, he was the Plant Manager for Precision Machine Works, and from 1987 to 1993, he was the General Manager for Rohr, Inc., in Auburn, Washington. His background also includes administration and management experience at Kenworth Truck Company, KME Manufacturing, and Heath Tecna, Inc. Mr. Bailey obtained his Associate's degree in Business Administration from Green River Community College in 1976, and his Bachelor's degree in Business Administration from Pacific Western University in 1995.

         Sanford S. Neuman is an Assistant Secretary and has been a director of the Company since 1984. Mr. Neuman is a founding member of the St. Louis, Missouri law firm of Gallop, Johnson & Neuman, L.C. and has been engaged in the private practice of law for more than 30 years. Mr. Neuman graduated from Washington University in 1956 with a Bachelor's degree in Business Administration. Mr. Neuman received his law degree from Washington University in St. Louis in 1959 and his L.L.M. in taxation from New York University in 1961.

         Thomas M. Gunn is a recently elected director of the Company. Mr. Gunn is a retired executive who previously served as Senior Vice President of Business Development for the former McDonnell Douglas until its merger with Boeing in 1997. Since 1975, Mr. Gunn held several positions, including numerous vice presidents positions with McDonnell Douglas. Prior to joining McDonnell Douglas, Mr. Gunn served as counsel to the U.S. Senate Committee on Appropriations, the U.S. Senate Committee on Government Operations and the U.S. Senate Judiciary Subcommittee on Criminal Law and Procedures and was an attorney with the Federal Trade Commission. Mr. Gunn graduated from St. Louis University with a Bachelor's degree in Political Science in 1965 and a Doctorate in Law in 1967.

         Alfred H. Kerth, III is a recently elected director of the Company. As of June 1, 1998, Mr. Kerth became the President and Chief Operating Officer of the Eads Center, which functions as a pro bono consultancy in public and civic affairs to certain groups such as not-for-profit organizations. Previously, Mr. Kerth was a Senior Vice President and Senior Partner at Fleishman-Hillard in St. Louis. Prior to joining Fleishman-Hillard in 1987, Mr. Kerth was Vice President, Marketing for Centerre Bank. Mr. Kerth holds a Bachelor of Arts degree in
Economics from the University of Missouri, St. Louis and a Master's Degree in Urban Studies from Occidental College in Los Angeles.

     The Bylaws currently provide for a Board consisting of seven members, each of whom serves in such capacity for a three-year term or until his successor has been elected and qualified, subject to earlier resignation, removal or death. The number of directors comprising the Board may be increased or decreased by resolution adopted by the affirmative vote of a majority of the Board; however, the Bylaws provide that the number of directors cannot be less than three or more than nine. The Articles and Bylaws provide for three classes of
directorships   serving  staggered  three-year  terms  such  that  approximately one-third of the directors are elected at each annual meeting of shareholders. The term of office of Messrs. Neuman and Hahn will continue until the 1999 annual meeting of shareholders, the term of office of Messrs. Gunn and Kerth will continue until the 2000 annual meeting of shareholders and the term of office of Messrs. Saks, Burstein and LeGrand will continue until the 2001 annual meeting of shareholders.


Director's Compensation

         The Company intends to pay each director who is not an employee of the Company $1,500 for each Board meeting or committee meeting attended, and will reimburse all directors for out-of-pocket expenses incurred in connection with their attendance at Board and committee meetings. No director who is an employee of the Company will receive compensation for services rendered as a director.

Audit Committee

         The Board intends to establish an audit committee to be comprised of three directors, at least two of whom shall be independent directors. The audit committee will have the responsibility of recommending the accounting firm that will serve as the Company's independent auditors, reviewing the scope and results of the audit and services provided by the Company's independent accountants, and meeting with the financial staff of the Company to review accounting procedures and policies and records.

Compensation Committee; Interlocks and Insider Participation

         The Company intends to establish a compensation committee to be comprised of three directors, at least two of whom shall be independent directors. This committee will be given the responsibility of reviewing the Company's financial records to determine overall compensation benefits for executive officers of the Company and to establish and administer the policies which govern employees' salaries and benefit plans. In addition, the committee has been charged with reviewing the professional development of the Company's executive officers and developing and executing a plan for management succession and transition.

Executive Compensation

         Summary Compensation Table. The following table sets forth certain information with respect to the annual and long-term compensation for the year ended December 31, 1997 paid to, earned by or awarded to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers (collectively, the "Named Officers") whose compensation exceeded $100,000 for services rendered in all capacities to the Company in 1997.


                           Summary Compensation Table

Name and Principal Position                                                       Annual Compensation
                                                        Year             Salary           Bonus        Other Compensation
                                                        ----             ------           -----        ------------------

Ronald S. Saks..................................         1997           $150,000       $246,266             1,795
  President and CEO

Duane E. Hahn...................................         1997            105,000        209,748             1,795
  Vice President

Phillip A. Lajeunesse...........................         1997             92,500        102,300             1,795
  General Manager (Wichita, KS)

Robert T. Grah..................................         1997             69,999         81,736             1,732
  General Manager (Tulsa, OK)

Bradley L. Nelson...............................         1997             69,999         76,636             1,716
  General Manager (Auburn, WA)

         Option Grants. The following table sets forth certain information with respect to grants of stock options pursuant to the Company's 1989 Employee Incentive Stock Option Plan (the "Option Plan") to each of the Named Officers during the year ended December 31, 1997. No stock appreciation rights were granted to the Named Officers during such year.

                                          Options/SAR Grants in Last Fiscal Year

                                                   Individual Grants

                                                  Percent Of
                                     Total           Total
                                   Number Of       Options/                                      Potential Realizable
                                  Securities         SARs                                       Value At Assumed Rates
                                  Underlying      Granted To                                        Of Stock Price
                                   Options/        Employees       Exercise                        Appreciation For
                                     SARs          In Fiscal        Or Base     Expiration          Option Term (1)
                                                                                                    ---------------
Name                                Granted          Year        Price ($/Sh)      Date            5%            10%
----                                -------          ----        ------------      ----        --------         ----

Bradley L. Nelson................    4,935           8.30%           $3.67        12/31/99      $2,327          $4,938

---------------------------

(1) The per-share market price at the time of grant used for this purpose is deemed to be equal to the fair market value of the Company's Common Stock as determined by the Board on the date of grant, which amount was equal to the exercise price as adjusted for the 2.29 to 1 stock dividend. The potential realizable value assumes a rate of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. Such rates are required by the Securities and Exchange Commission and do not represent the Company's estimate or projection of future prices of the Common Stock.

         Option Exercises and Fiscal Year End Values. The following table sets forth certain information concerning option exercises and option holdings for the year ended December 31, 1997 with respect to each of the Named Officers. No options were exercised by the Named Officers during such year. No stock appreciation rights were exercised by the Named Officers during such year nor did any Named Officer hold any stock appreciation rights at the end of that year.

                                    Aggregated Option/SAR Exercises In Last Fiscal Year
                                          And Fiscal Year-End Options/SAR Values

                                          Number Of Securities
                                         Underlying Unexercised                    Value Of Unexercised
                                              Options/SARs                       In-The-Money Options/SARs
                                            At Fiscal Year End                     At Fiscal Year End(1)
         Name                         Exercisable      Unexercisable        Exercisable         Unexercisable

Duane E. Hahn                            57,575             0                     $157,180           0

Bradley L. Nelson                        24,675             0                       59,055           0

Robert T. Grah                           16,450             0                       44,908           0

Phillip A. Lajeunesse                    16,450             0                       44,908           0


(1) The fair market value at year end used for this purpose is deemed to be $4.63, based on an independent valuation obtained by the Company as of November 30, 1997 adjusted for the 2.29 to 1 stock dividend.

Employment Arrangements with Named Officers

       On January 1, 1997, the Company entered into an employment agreement with Ronald S. Saks providing for his employment as President and Chief Executive Officer. The agreement is for a six year period that automatically extends for successive one year periods. Mr. Saks' employment agreement provides for an annual base salary in 1997 of $150,000 and of $240,000 for the remaining years of his contract payable in equal monthly installments. Mr. Saks is also entitled to a bonus based on the performance of the Company (the "Performance Bonus") if its annual net income as of the last day of each fiscal year is more than $5 million. Such bonus is capped at $120,000 for each year subsequent to 1997.

       As of May 1, 1998, the Company entered into an employment agreement with Lawrence J. LeGrand providing for his employment as the Chief Operating Officer of the Company. The agreement will terminate on December 31, 2002 and is automatically extended for successive one-year periods. Mr. LeGrand's employment agreement provides for an annual base salary of $225,000 payable in equally monthly installments during the period May 1, 1998 through December 31, 2002. The agreement provides for a Performance Bonus if the Company's annual net income as of the last day of each fiscal year is more than $5 million. Such bonus is capped at $150,000.

       On January 1, 1998, the Company entered into an employment agreement with Duane E. Hahn providing for his employment as the Vice President and Regional Manager for the Company's facilities located in Auburn, Washington, Wichita, Kansas, and at the location of the LMI Finishing, Inc. plant in Tulsa, Oklahoma. The agreement is for a two year period that automatically extends for successive one year periods. Mr. Hahn's employment agreement provides for a base salary of $150,000 payable in equal monthly installments. Mr. Hahn is also entitled to a Performance Bonus if the Company's annual net income as of the last day of each fiscal year is more than $5 million. Such bonus is capped at $75,000.

       On January 1, 1998, the Company entered into an employment agreement with Phillip A. Lajeunesse providing for his employment as the General Manager for the Company's facility in Wichita, Kansas. The agreement is for a two year period that automatically extends for successive one year periods. Mr. Lajeunesse's employment agreement provides for a base salary of $125,000 in 1998 and $135,000 in 1999 payable in equal monthly installments. Mr. Lajeunesse is also entitled to a Performance Bonus if the Company's annual net income as of the last day of each fiscal year is more than $5 million. Such bonus is capped at $50,000.

       On January 1, 1998, the Company entered into an employment agreement with Robert T. Grah providing for his employment as the General Manager for LMI Finishing Inc.'s facility in Tulsa, Oklahoma. The agreement is for a two year period that automatically extends for successive one year periods. Mr. Grah's employment agreement provides for a base salary of $105,000 for the calendar year 1998 and $115,000 for the calendar year 1999, with each amount payable in equal monthly installments. Mr. Grah is also entitled to a Performance Bonus if the Company's annual net income as of the last day of each fiscal year is more than $5 million. Such bonus is capped at $70,000.

     On January 1, 1998, the Company entered into an employment agreement with Bradley L. Nelson providing for his employment as the General Manager for the Company's facility in Auburn, Washington. The agreement is for a two year period that automatically extends for successive one year periods. Mr. Nelson's employment agreement provides for a base salary of $105,000 for the calendar year 1998 and $115,000 for the calendar year 1999, amount payable in equal monthly installments. Mr. Nelson is also entitled to a Performance Bonus if the Company's annual net income as of the last day of each fiscal year is more than $5 million. Such bonus is capped at $70,000.

       All such employment agreements provide that in addition to the base salary and formula based Performance Bonus, the employees may receive such additional bonus as the Board may authorize, and shall also participate in any health, accident and life insurance programs and other benefits available to the employees of the Company. The employment agreements also provide that the employees are entitled to an annual paid vacation as well as the use of an automobile.

       Each employment agreement described above may be terminated upon: (i) the dissolution of the Corporation, (ii) the death or severe disability of the employee, or (iii) 10 days written notice by the Company to the employee upon breach or default by the employee of any terms of the agreement.

Benefit Plans

       Profit Sharing and Savings Plan. The LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the "Profit Sharing Plan") is a qualified defined contribution plan which contains both a profit sharing feature and a "cash or deferred arrangement" that allows active participants to take advantage of
Section 401(k) of the Internal Revenue Code ("Section 401(k)"). All employees of the Company who have completed 1,000 hours of service become Profit Sharing Plan participants.

       Pursuant to the profit sharing provisions of the Profit Sharing Plan, the Company makes annual discretionary contributions to the Profit Sharing Plan in amounts determined by the Board. Pursuant to the methods described in such plan, the Company's annual discretionary contribution is allocated equally among all active participants. The cash or deferred arrangement of the Profit Sharing Plan is designed to qualify under Section 401(k). It permits participants to defer payment of between 1% and 15% of such participant's compensation in a tax-advantaged manner. To encourage systematic savings by Profit Sharing Plan participants, the Company may make matching contributions to active participants. Currently, the Company makes matching contributions equal to 50% of an active participant's compensation deferred up to a maximum matching contribution of $225 per eligible participant.

       Participants are at all times fully vested in amounts in their cash or deferred accounts (i.e., 401(k) contributions), matching amounts made by the
Company, amounts rolled over from other eligible retirement plans for the benefit of the participant and certain amounts previously withdrawn by a participant which are later restored to the Profit Sharing Plan. For discretionary contributions made to the Profit Sharing Plan by the Company, participants vest in their account balances in 10% increments upon completion of their first year with the Company and continue in such increments up to the completion of the fourth year of service and vest in 20% increments upon completion of the fifth, sixth and seventh years of service, with full vesting upon completion of seven years of service.

       1989 Employee Incentive Stock Option Plan. In December 1989, the Company adopted the Incentive Stock Option Plan (the "1989 Option Plan") for key employees and officers of the Company or any wholly-owned subsidiary. The purpose of the 1989 Option Plan is to encourage the ownership of the stock of the Company and to provide additional incentive for participants to promote the success of the Company and to encourage them to remain in its employ. The 1989 Option Plan is administered by the Board which has broad authority in such administration. Awards to employees are in the form of options to purchase Common Stock. Each option is evidence by a stock option agreement stating the number of shares of common stock to which it pertains, price as fixed by the Board, and the terms and conditions under which the option may be exercised, as determined by the Board. The 1989 Option Plan provides that such options may be issued on the condition that any purchases of stock thereunder shall be for investment purposes and not with a view to resale or distribution. The 1989 Option Plan further provides that upon the occurrence of certain events, the 1989 Option Plan will automatically terminate and all outstanding options granted under the 1989 Option Plan shall terminate, provided that the Board will have the right to accelerate the time in which options may be exercised prior to such termination. The Company reserves an aggregate of 259,827 shares of common stock for issuance under the 1989 Option Plan. The Company has granted options to the following executive officers under the 1989 Option Plan:

       Name                                 Number of Shares Subject to Options

       Duane E. Hahn                                     57,575

       Lawrence J. LeGrand                               32,900

       Bradley L. Nelson                                 24,675

       Robert T. Grah                                    16,450

       Phillip A. Lajeunesse                             16,450

       Lawrence E. Dickinson                              9,870

       Ernest R. Bailey                                   4,935

         1998 Stock Option Plan. The Company's 1998 Stock Option Plan (the "1998 Option Plan") is designed to provide additional incentives for employees of the Company and its subsidiaries to promote the success of the business and to enhance the Company's ability to attract and retain the services of qualified persons. The plan is administered by a committee, or if one is not appointed, by the Board. The committee (or the Board in its absence) is authorized to grant to employees (including officers) selected by it incentive stock options and non-qualified stock options. The maximum number of shares available for issuance under the 1998 Option Plan is 600,000 shares of Common Stock. The 1998 Option Plan will expire on, and no options may be granted thereunder, after the tenth anniversary of the 1998 Option Plan, subject to the right of the Board to terminate the 1998 Option Plan at any time prior thereto. The Board may amend the 1998 Option Plan at any time.

         An option enables the optionee to purchase shares of Common Stock at the exercise price. The per share exercise price of any options granted under the 1998 Option Plan may not be less than the fair market value of the Common Stock at the time the option is granted, provided that with respect to an incentive stock option granted to an optionee who is or will be the beneficial owner of more than 10% of the combined voting power of all classes of Company's stock, the exercise price may not be less than 110% of the fair market value of the Common Stock on the date of grant. In order to obtain the shares, a participant must pay the exercise price to the Company at the time of exercise of the option. The exercise price may be paid in cash or, with the consent of the committee, stock of the Company, including stock acquired under the same option. Incentive stock options are intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended.

         Incentive stock options and non-qualified stock options may be granted with terms of no more than 10 years from the date of grant, provided that in the event the grant of an incentive stock option to an optionee who is or will be the beneficial owner of more than 10% of the combined voting power of all classes of the Company's stock, the term of such option may not exceed five years. Options will survive for a limited period of time after the optionee's death, disability or normal retirement from the Company. Any shares as to which an option expires, lapses unexercised, or is terminated or canceled may be subject to a new option.

                              CERTAIN TRANSACTIONS

         From time to time the Company has engaged in various transactions with certain of its directors, executive officers and other affiliated parties. The following paragraphs summarize certain information concerning certain transactions and relationships which have occurred during the past three fiscal years or are currently proposed.

         The Joseph Burstein Revocable Trust U/T/A August 20, 1983, for which Joseph Burstein, the Chairman of the Board, is the trustee, loaned $250,000 to the Company as evidenced by a promissory note dated August 10, 1995. Such indebtedness bore interest at a rate of 10.5% per annum and was payable on demand. Such indebtedness and accrued interest thereon was paid in full on March 31, 1998.

         In May 1996, NSS Leasing, Inc. ("NSS"), controlled by Mr. Burstein, entered into a lease agreement with the Company by which NSS leased certain equipment to the Company. Such lease agreement contained terms and conditions no less favorable to the Company than could have been obtained from an unaffiliated third party. During 1996 and 1997, the Company paid NSS $30,336 and $74,413, respectively, pursuant to the terms of such lease. Of the amount paid in 1997, $59,250 constituted the purchase price of the buy-out for such equipment.

         In August 1996, a trust of which no affiliate of the Company was a beneficiary, loaned $300,000 to the Company as evidenced by a subordinated promissory note dated August 15, 1996 (the "Trust"). Lawrence J. LeGrand is the trustee of such Trust. Such indebtedness bore interest at a rate of 11% per annum and was payable on March 15, 1999. The indebtedness and accrued interest thereon was paid in full on March 31, 1998. Mr. LeGrand became a director of the Company on April 17, 1998, and Chief Operating Officer of the Company on May 1, 1998.

         The terms of each of the foregoing transactions were negotiated on an arm's-length basis. All future transactions between the Company and its officers, directors, principal shareholders and affiliates must be approved by a majority of the independent and disinterested outside directors.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information as of June 1, 1998 regarding the beneficial ownership of Common Stock by (i) each shareholder who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director, (iii) each executive officer named in the Summary Compensation Table, and (iv) all directors and executive officers as a group. Unless otherwise specified, the address of all shareholders is the principal address of the Company set forth in the Prospectus.

                                            Number of Shares                         Number of Shares
          Name of                          Beneficially Owned                       Beneficially Owned
      Beneficial Owner                   Prior to the Offering       Percent        After the Offering        Percent
      ----------------                   ---------------------       -------        ------------------        -------

Ronald S. Saks(1)                             4,632,951             77.3%               2,840,559            34.3%

The Guaranty Trust Company of
Missouri, as trustee for the                    964,259             16.1                  964,259            11.6
Profit Sharing Plan(2)

Sanford S. Neuman(4)                            660,000             11.0                  282,940             3.4

Joseph and Geraldine Burstein(3)                599,296             10.0                  599,296             7.2

Gary R. Saks(5)                                 367,519              6.1                  367,519             4.4

Duane E. Hahn(6)                                354,543              5.9                  354,543             4.2

Lawrence J. LeGrand(7)                          230,300              3.8                  230,300             2.7

Robert T. Grah(8)                                78,150              1.3                   78,150              *

Phillip A. Lajeunesse(9)                         54,367               *                    54,367              *

Bradley L. Nelson(10)                            29,511               *                    29,511              *

Thomas M. Gunn

Alfred H. Kerth, III                                  -               -                         -               -

All directors & executive officers
as a group (12 in group)                      5,383,022             86.6                4,526,796            53.1


*    Less than 1%.

(1) All of such shares of Common Stock are held of record by the Leonard's Metal Inc. Voting Trust dated November 11, 1996 ("Voting Trust No. 1") for which Mr. Saks is the Trustee. Pursuant to the terms of Voting Trust No. 1, Mr. Saks has the unqualified exclusive right and power to exercise all voting rights with respect to the stated shares except for
         (a) the right to sell or otherwise dispose of the shares or take any action in conflict with any shareholder agreement and (b) the right to take any corporate action which, under the provisions of Chapter 351 of the Missouri Revised Statutes, requires approval or consent by the holders of at least two-thirds (2/3) of the outstanding voting shares without first obtaining the consent of the holders representing the beneficial interest in Voting Trust No. 1. The shares subject to Voting Trust No. 1 include shares beneficially owned by: (i) Ronald S. Saks Revocable Trust U/T/A dated June 21, 1991 (2,840,559); (ii) Joseph Burstein Revocable Trust U/T/A dated August 20, 1983 (599,296); (iii) Sanford S. Neuman (282,940); (iv) Lawrence J. LeGrand (131,600); (v) Duane E. Hahn (238,525); (vi) Saks Family 1993 Trust (21,385); and
         (vii) Robert T. Grah (31,255). Mr. Saks has resigned as voting trustee of Voting Trust No. 1 effective on the date on which the Registration Statement, of which this Prospectus is a part, is declared effective. As a result, Voting Trust No. 1 will terminate on such date in accordance with its terms.

(2) All such shares of Common Stock are held for the benefit of the Profit Sharing Plan. The shares subject to the Profit Sharing Plan include shares beneficially owned by: (i) Duane E. Hahn (58,443); (ii) Robert
         T. Grah (30,445); (iii) Phillip A. Lajeunesse (13,242); and (iv) Bradley L. Nelson (4,836). The address of the Guaranty Trust Company of Missouri is 7707 Forsyth Boulevard, St. Louis, Missouri 63105.

(3) All such shares of Common Stock are held of record by Voting Trust No. 1 for the benefit of Joseph Burstein Revocable Trust U/T/A dated August 20, 1983 for which Mr. Burstein and Mrs. Burstein are Co-Trustees. The Bursteins' address is 536 Fairways, St. Louis, Missouri 63141.

(4) Includes 282,940 shares of Common Stock held of record by Voting Trust No. 1 for the benefit of Mr. Neuman. Also includes 377,060 shares of Common Stock held of record by the Leonard's Metal Inc. Voting Trust dated December 31, 1996 ("Voting Trust No. 2") for which Mr. Neuman is the Trustee. Pursuant to the terms of Voting Trust No. 2, Mr. Neuman has the unqualified exclusive right and power to exercise all voting rights with respect to the stated shares except for (a) the right to sell or otherwise dispose of the shares or take any action in conflict with any Shareholder Agreement and (b) the right to take any corporate action which requires approval or consent by the holders of at least two-thirds (2/3) of the outstanding voting shares under the provisions of Chapter 351 of the Missouri Revised Statutes without first obtaining the consent of the holders representing the beneficial ownership of not less than two-thirds (2/3) of the shares of Common Stock which are subject to the terms of Voting Trust No. 2. Mr. Neuman has resigned as voting trustee of Voting Trust No. 2 effective on the date on which the Registration Statement, of which this Prospectus is a part, is declared effective. As a result, Voting Trust No. 2 will terminate on such date in accordance with its terms. Mr. Neuman's address is 101 South Hanley, St. Louis, MO 63105.

(5) Includes 21,385 shares of Common Stock held of record by Voting Trust No. 1 for the benefit of The Saks Family 1993 Trust for which Gary Saks is the Trustee. Also includes 328,039 shares of Common Stock held of record by Voting Trust No. 2 for the benefit of The Saks Family 1993 Trust and trusts established for the benefit of the children of Ronald Saks, all for which Gary Saks is Trustee, and 18,095 shares held of record by Voting Trust No. 2 for the children of Ronald Saks under the Missouri Transfers to Minors law for which Gary Saks is the Custodian.

(6) Includes 238,525 shares of Common Stock held of record by Voting Trust No. 1 for the benefit of Mr. Hahn. Also includes 58,443 shares of Common Stock held of record by The Guaranty Trust Company of Missouri for the benefit of Mr. Hahn. Also includes 57,575 shares of Common Stock issuable upon the exercise of an immediately exercisable option to purchase such shares. Mr. Hahn's address is 204 H Street, N.W., Auburn, Washington 98001.


                                       38


(7) Includes 131,600 shares of Common Stock held of record by Voting Trust No. 1 for the benefit of Mr. LeGrand. Also includes 98,700 shares for which Mr. LeGrand, through his individual retirement account, has subscribed, which shares are issuable immediately upon payment of the subscription amount.

(8) Includes 31,255 shares of Common Stock held of record by Voting Trust No. 1 for the benefit of Mr. Grah. Also includes 30,445 shares of Common Stock held of record by The Guaranty Trust Company of Missouri for the benefit of Mr. Grah. Also includes 16,450 shares of Common Stock issuable upon the exercise of immediately exercisable options to purchase such shares. Mr. Grah's address is 2104 N. 170th Street E. Avenue, Tulsa, Oklahoma 74116.

(9) Includes 24,675 shares of Common Stock held of record by Voting Trust No. 1 for the benefit of Mr. Lajeunesse. Also includes 13,242 shares of Common Stock held of record by The Guaranty Trust Company of Missouri for the benefit of Mr. Lajeunesse. Also includes 16,450 shares of Common Stock issuable upon the exercise of immediately exercisable options to purchase such shares. Mr. Lajeunesse's address is 2629 Esthner Court, Wichita, KS 67213.

(10) Includes 4,836 shares of Common Stock held of record by The Guaranty Trust Company of Missouri for the benefit of Mr. Nelson. Also includes 24,675 shares of Common Stock issuable upon the exercise of immediately exercisable options to purchase such shares. Mr. Nelson's address is 204 H Street, N.W., Auburn, Washington 98001.


                    AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     Upon completion of the Offering the Articles will provide for an authorized capital of 30,000,000 shares, consisting of 2,000,000 shares of preferred stock, $0.02 par value per share (the "Preferred Stock"), and 28,000,000 shares of Common Stock. Based on shares outstanding as of June 1, 1998, upon the consummation of the Offering, 8,290,721 shares of Common Stock and no shares of Preferred Stock will be outstanding. The following is a summary description of material terms of the capital stock of the Company, which is qualified in its entirety by reference to the Articles.

Common Stock

     The holders of Common Stock are entitled to cast one vote for each share held of record on all matters to be voted on by the Shareholders, including the election of directors. There is no cumulative voting with respect to the election of directors. As a result, the holders of Common Stock entitled to exercise more than 50% of the voting rights in an election of directors can elect all of the directors then standing for election if they choose to do so. The holders of Common Stock are entitled to receive dividends when and if declared by the Board out of legally available funds. In the event of the liquidation, dissolution or winding up of the affairs of the Company, the holders of Common Stock are entitled to share ratably in all remaining assets which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. No holder of any share of Common Stock or any other security of the Company, either now or hereafter authorized or issued, shall have any preferential or preemptive right to acquire additional shares of Common Stock or any other security of the Company other than such, if any, as the Board may in its discretion from time to time determine. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued for the consideration set forth in this Prospectus, fully paid and non-assessable.

Preferred Stock

     The Articles authorize the Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms, rights and preferences of such series, including voting, dividend, liquidation, conversion, redemption and any other relative rights, preferences and limitations. The authorized shares of Preferred Stock will be available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or other rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Company has no present intention of doing so, it could issue a series of Preferred Stock that could discourage, impede, delay or prevent a transaction which would result in a change in control of the Company, regardless of whether some of the Company's shareholders might believe such a transaction to be in their best interest.

Certain Effects of Authorized but Unissued Stock

         Upon the completion of the Offering, there will be 18,488,002 shares of Common Stock, excluding the 876,277 shares of Common Stock reserved for issuance upon exercise of options granted under the 1989 Option Plan and the 1998 Option Plan and 345,000 shares of Common Stock reserved for issuance upon exercise of the Underwriters' over-allotment option, and 2,000,000 shares of Preferred Stock available for future issuance without shareholder approval. These additional shares may be issued for a variety of proper corporate purposes, including raising additional capital, corporate acquisitions and implementing employee benefit plans. Except as contemplated by the 1989 Option Plan, 1998 Option Plan, Profit Sharing Plan and Mr. LeGrand's subscription agreement covering 98,700 shares, the Company does not currently have any plans to issue additional shares of Common Stock or Preferred Stock. See "MANAGEMENT--Benefit Plans."

     One of the effects of the existence of unissued and unreserved shares of Common Stock and Preferred Stock may be to enable the Board to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of the Company's management and possibly deprive the shareholders of opportunities to sell their shares of Common Stock at prices higher than the prevailing market prices. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

Special Provisions of the Articles, Bylaws and Missouri Law

     The Articles and Bylaws of the Company contain certain provisions regarding the rights and privileges of shareholders, some of which may have the effect of discouraging certain types of transactions that involve an actual or threatened change of control of the Company, diminishing the opportunities for a shareholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock or over a shareholder's cost basis in the Common Stock, and inhibiting fluctuations in the market price of the Common Stock that could result from takeover attempts. These provisions of the Articles and Bylaws are summarized below.

Size of Board, Election of Directors and Classified Board

     The Articles provide that the number of directors shall be fixed from time to time as provided in the Bylaws. The Bylaws provide for a minimum of three and a maximum of nine persons to serve on the Board. The number of directors may be increased or decreased by a resolution adopted by the affirmative vote of a majority of the Board. The Articles further provide that the Board may amend the Bylaws by action taken in accordance with such Bylaws, except to the extent that any matters under the Articles or applicable law are specifically reserved to the shareholders.

     The Bylaws provide that the Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and one of each such classes shall be elected each year to serve for a three-year term.

Shareholder Nominations and Proposals

     The Company's Bylaws provide for advance notice requirements for shareholder nominations and proposals at annual meetings of the Company. Shareholders may nominate directors or submit other proposals only upon written notice to the Company not less than 120 days nor more than 150 days prior to the date of the notice to shareholders of the previous year's annual meeting. A shareholder's notice also must contain certain additional information, as specified in the Bylaws. The Board may reject any proposals that are not made in accordance with the procedures set forth in the Bylaws or that are not proper subjects of shareholder action in accordance with the provisions of applicable law.

Calling Shareholder Meetings; Action by Shareholders Without a Meeting

     Matters to be acted upon by the shareholders at special meetings are limited to those which are specified in the notice thereof. A special meeting of shareholders may be called by the Board, the President of the Company or at the request in writing of shareholders holding at least 10% of the outstanding shares entitled to vote at such meeting. As required by Missouri law, the Bylaws provide that any action by written consent of shareholders in lieu of a meeting must be signed by the holders of all outstanding shares of Common Stock.

         The foregoing provisions contained in the Articles and Bylaws are designed in part to make it more difficult and time consuming to obtain majority control of the Board or otherwise to bring a matter before shareholders without the Board's consent, and therefore to reduce the vulnerability of the Company to an unsolicited takeover proposal. These provisions are designed to enable the Company to develop its business in a manner which will foster its long-term growth without the threat of a takeover not deemed by the Board to be in the best interests of the Company and its shareholders, and to reduce, to the extent practicable, the potential disruption entailed by such a threat. However, these provisions may have an adverse effect on the ability of shareholders to influence the governance of the Company and the possibility of shareholders receiving a premium above the market price for their securities from a potential acquirer who is unfriendly to management.

Indemnification of Directors and Officers

     Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful, except that in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of the person's duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by such person in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) of (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involves an accounting for profits pursuant to Section 16(b) of the Exchange Act. Article 9 of the Articles permits the Company to enter into agreements with its directors, officers, employees and agents to provide such indemnification as deemed appropriate. Article 9 also provides that the Company may extend to its directors and executive officers such indemnification and additional indemnification.

     The Company may procure and maintain a policy of insurance under which the directors and officers of the Company will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent

     The transfer agent and registrar for the Common Stock will be American Stock Transfer & Trust Company.

                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 8,290,721 shares of Common Stock. Of these shares, only those offered for sale in the Offering and approximately 948,783 currently held by existing non-affiliate shareholders will be tradable without restriction under the Securities Act. The remaining 5,041,938 shares of Common Stock held by existing shareholders are "restricted" within the meaning of Rule 144 promulgated under the Securities Act. Subject to compliance with the provisions of Rule 144 and agreements with the Underwriters, all of such shares will be eligible for sale to the public, notwithstanding the fact that such shares have not been registered under the Securities Act.

         In general, under Rule 144 as currently in effect, an affiliate of the Company, or a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year but less than two years, will be entitled to sell in any three month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

     All shares of Common Stock outstanding prior to this Offering are subject to an agreement which prohibits the sale of such shares of Common Stock prior to December 31, 1998. The agreements will have no effect on the date on which shares become eligible for sale under Rule 144.

     The Company intends to file a registration statement on Form S-8 under the Securities Act covering approximately 876,277 shares of Common Stock reserved for issuance under the 1989 Option Plan and 1998 Option Plan. See "MANAGEMENT--Benefit Plans." Such registration statement is expected to be filed as soon as practicable after the date of this Prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions. As of March 31, 1998, options to purchase 243,377 shares were granted and outstanding.

     No predictions can be made of the effect, if any, that future market sales of shares of Common Stock or the availability of such shares for sale will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales might occur, could adversely affect prevailing market prices.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement, the syndicate of underwriters named below (the "Underwriters"), for whom EVEREN Securities, Inc. and George K. Baum & Company are acting as Representatives (the "Representatives"), have severally agreed, to purchase from the Company, and the Company has agreed to sell, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                  Number of
              Name                                        Shares of Common Stock

         EVEREN Securities, Inc. ..........................
         George K. Baum & Company .........................


                  Total ...................................        2,300,000
                                                                  ==========


         The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to purchase all of the shares of Common Stock offered hereby (other than the shares of Common Stock covered by the over-allotment option described below) if any are purchased.

         The Company has been advised by the Underwriters that they propose to offer the Common Stock to the public initially at the price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price, less a concession not in excess of $______ per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $______ per share of Common Stock to certain other dealers. After the initial public offering, the price to the public, the concession and the discount to dealers may be changed. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

         The Offering of the Common Stock is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the Common Stock.

         The Company has granted to the Underwriters an option, exercisable for the 45 days from the date of this Prospectus, to purchase up to an aggregate of 345,000 additional shares of Common Stock at the initial price to public, less the underwriting discounts and commissions, solely to cover over-allotments, if any. To the extent that the Underwriters exercise such option, each Underwriter may be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment pursuant to the Underwriting Agreement.

         In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

         Subject to certain exceptions, the Company and all shares of Common Stock outstanding immediately prior to the completion of this Offering, are subject to agreements which prohibit, without the prior written consent of EVEREN Securities, Inc., the offer, sale, contract to sell, grant of any option to purchase or other disposition of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock or the transfer in any other manner of all or a portion of the economic consequences associated with the ownership of any such Common Stock prior to December 31, 1998.

         In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time.

                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for the Company by Gallop, Johnson & Neuman, L.C., St. Louis, Missouri. Upon completion of the Offering, Mr. Sanford S. Neuman, a member of the firm of Gallop, Johnson & Neuman, L.C., will be the beneficial owner of 282,940 shares of Common Stock and serves as a director of the Company. Certain legal matters will be passed upon for the Underwriters by Much Shelist Freed Denenberg Ament Bell & Rubenstein, P.C., Chicago, Illinois.

                                     EXPERTS

         The consolidated financial statements of LMI Aerospace, Inc. at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                    RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS

         The Company, with the approval of its Board, engaged Ernst & Young LLP as its independent auditor in March 1998 to replace KPMG Peat Marwick LLP ("KPMG"). KPMG resigned as the Company's independent auditor and withdrew its 1995 and 1996 opinions because KPMG determined that it lacked independence as a result of a $300,000 loan made by one of its partners, Lawrence J. LeGrand, acting as trustee on behalf of a non-family trust. See "CERTAIN TRANSACTIONS". During the period between the date KPMG was engaged and the date on which it resigned, there were no (i) disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure or (ii) adverse opinions or a disclaimer of opinion, or qualification or modifications as to uncertainty, audit scope or accounting principles in connection with its report on the Company's financial statements.

                             ADDITIONAL INFORMATION

         The Company has filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and such Common Stock, reference is hereby made to the Registration Statement and to the Consolidated Financial Statements, exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or document referred to therein are not necessarily complete and, in each instance, reference is made to the copy of such contract or the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits thereto, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its public reference facilities in New York, New York and Chicago, Illinois, upon the payment of the prescribed fees or retrieved electronically via the Internet at the Commission's Internet web site. (http://www.sec.gov).

                      LMI AEROSPACE, INC. AND SUBSIDIARIES
                          INDEX TO FINANCIAL STATEMENTS

                                                                        Page


Report of Independent Auditors.........................................  F-2

Consolidated Balance Sheets as of December 31,
  1996 and 1997........................................................  F-3

Consolidated Statements of Operations for the
  years ended December 31, 1995, 1996 and 1997.........................  F-4

Consolidated Statements of Stockholders' Equity
  for the years ended December 31, 1995, 1996
  and 1997.............................................................  F-5

Consolidated Statements of Cash Flows for the
  years ended December 31, 1995, 1996 and 1997.........................  F-6

Notes to Consolidated Financial Statements ............................  F-7

Condensed Consolidated Balance Sheets as of
  December 31, 1997 and March 31, 1998 (unaudited).....................  F-18

Condensed Consolidated Statements of Operations for the
  three months ended March 31, 1997
  and 1998 (unaudited).................................................  F-19

Condensed Consolidated Statements of Cash Flows
  for the three months ended March 31, 1997
  and 1998 (unaudited).................................................  F-20

Notes to Condensed Consolidated Financial
  Statements (unaudited)...............................................  F-21

                         Report of Independent Auditors



The Board of Directors and Stockholders
LMI Aerospace, Inc.

We have audited the accompanying consolidated balance sheets of LMI Aerospace, Inc. (the Company) as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LMI Aerospace, Inc. at December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



St. Louis, Missouri                             /s/  ERNST & YOUNG LLP
April 20, 1998, except
Note 12, as to which
the date is April 27, 1998

                               LMI Aerospace, Inc.

                           Consolidated Balance Sheets
             (Amounts in thousands, except share and per share data)


                                                          December 31,
                                                    1996                1997
                                               ---------------------------------
Assets
Current assets:
   Cash and cash equivalents                     $     205           $     244
   Trade accounts receivable                         6,586               8,058
   Inventories                                       7,195               8,701
   Prepaid expenses                                    159                 147
   Deferred income taxes                               407                 502
   Other current assets                                234                 109
                                               ---------------------------------
Total current assets                                14,786              17,761

Property, plant, and equipment, net                 13,997              15,652
Deferred financing costs, net                          196                 130
Other assets                                            67                  86
                                               =================================
                                                   $29,046             $33,629
                                               =================================

Liabilities and stockholders' equity
  Current liabilities:
   Accounts payable                              $   2,599           $   3,318
   Accrued expenses                                  1,360               1,940
   Income taxes payable                                515                 430
   Demand note payable to stockholder                  250                 250
   Current installments of long-term debt            1,436                 567
                                               ---------------------------------
Total current liabilities                            6,160               6,505

Long-term debt, less current installments           10,735               9,274
Deferred income taxes                                  990               1,099
                                               ---------------------------------
Total noncurrent liabilities                        11,725              10,373

Stockholders' equity:
   Common  stock  of  $.02  par  value;
     authorized  15,000,000  shares;  issued
     5,824,205 and 5,908,471 shares in 1996
     and 1997, respectively                            116                 118
   Additional paid-in capital                        1,241               1,543
   Retained earnings                                 9,807              15,090
                                               ---------------------------------
                                                    11,164              16,751
   Less treasury stock, at cost, 1,365 shares
     in 1996                                             3                   -
                                               ---------------------------------
Total stockholders' equity                          11,161              16,751
                                               ---------------------------------
                                                   $29,046             $33,629
                                               =================================
See accompanying notes.

                               LMI Aerospace, Inc.

                      Consolidated Statements of Operations
                  (Amounts in thousands, except per share data)


                                                 Year ended December 31,
                                        1995             1996            1997
                                   --------------------------------------------

Net sales                             $25,424          $35,016         $55,080
Cost of sales                          20,366           26,725          38,932
                                   --------------------------------------------
Gross profit                            5,058            8,291          16,148

Selling, general, and
  administrative expenses               3,883            5,256           6,549
                                   --------------------------------------------
Income from operations                  1,175            3,035           9,599

Other income (expense):
   Interest expense                    (1,038)          (1,123)         (1,020)
   Other, net                             (48)              15              10
                                   --------------------------------------------
                                       (1,086)          (1,108)         (1,010)
                                   --------------------------------------------
Income before income taxes                 89            1,927           8,589
Provision for income taxes                 52              740           3,306
                                   ============================================
Net income                          $      37          $ 1,187         $ 5,283
                                   ============================================

Net income per common share             $0.01            $0.21           $0.91
                                   ===========================================

Net income per common share
   - assuming dilution                  $0.01            $0.20           $0.89
                                   ============================================

See accompanying notes.


                               LMI Aerospace, Inc.

                 Consolidated Statements of Stockholders' Equity
             (Amounts in thousands, except share and per share data)


                                                    Additional                                   Total
                                                     Paid-In       Retained      Treasury    Stockholders'
                                     Common Stock    Capital       Earnings        Stock        Equity
                                    ------------------------------------------------------------------------
Balance at December 31, 1994             $109         $   582       $  8,583       $(127)      $  9,147
Sale of 77,644 shares of treasury
   stock                                    -              16              -         127            143
Purchase of 19,740 shares of
   outstanding stock for treasury           -               -              -         (38)           (38)
Issuance of 354,580 shares of stock         7             670              -           -            677
Net income                                  -               -             37           -             37
                                    ------------------------------------------------------------------------
Balance at December 31, 1995              116           1,268          8,620         (38)         9,966
Sale of 7,896 shares of treasury
   stock                                    -               -              -          15             15
Purchase of 30,646 shares of
   outstanding stock for treasury           -               -              -         (58)           (58)
Exercise of options to purchase
   41,125 shares of stock                   -             (27)             -          78             51
Net income                                  -               -          1,187           -          1,187
                                    ------------------------------------------------------------------------
Balance at December 31, 1996              116           1,241          9,807          (3)        11,161
Sale of 1,365 shares of treasury
   stock                                    -               2              -           3              5
Issuance of 80,977 shares of stock          2             295              -           -            297
Exercise of options to purchase
   3,290 shares of stock                    -               5              -           -              5
Net income                                  -               -          5,283           -          5,283
                                    ========================================================================
Balance at December 31, 1997             $118          $1,543        $15,090       $   -        $16,751
                                    ========================================================================

See accompanying notes.



                               LMI Aerospace, Inc.

                      Consolidated Statements of Cash Flows
                             (Amounts in thousands)


                                                                    Year ended December 31,
                                                           1995              1996              1997
                                                     -------------------------------------------------------
Operating activities
Net income                                                $     37           $ 1,187          $  5,283
Adjustments to reconcile net income to

net cash provided by operating activities:
   net cash provided by (used in) operating
       activities:
     Depreciation and amortization                           1,964             2,012             2,179
     Deferred income taxes                                      50               214                14
     Changes in operating assets and liabilities:
       Trade accounts receivable                              (911)             (595)           (1,472)
       Inventories                                          (1,083)           (1,544)           (1,506)
       Prepaid expenses and other assets                      (145)             (232)               63
       Income taxes                                              2               513               (85)
       Accounts payable and accrued expenses                    71             1,129             1,299
                                                     -------------------------------------------------------
Net cash provided by (used in) operating activities            (15)            2,684             5,775
operating activities

Investing activities
Additions to property, plant, and equipment                 (1,736)           (1,316)           (3,856)
Proceeds from sale of property, plant, and equipment             9                12               143
equipment
Proceeds from sale of investments                              183                 -                 -
                                                     -------------------------------------------------------
Net cash used in investing activities                       (1,544)           (1,304)           (3,713)

Financing activities
Proceeds from issuance of long-term debt                     1,075             3,550             3,782
Principal payments on long-term debt                          (268)           (4,914)           (6,112)
Purchase of outstanding stock for treasury                     (38)              (58)                -
Proceeds from sale of treasury stock                           143                15                 5
Proceeds from exercise of stock options                          -                51                 5
Proceeds from issuance of common stock                         677                 -               297
                                                     -------------------------------------------------------
Net cash (used in) provided by financing activities          1,589            (1,356)           (2,023)
activities
                                                     -------------------------------------------------------

Net increase in cash and cash equivalents                       30                24                39
Cash and cash equivalents, beginning of year                   151               181               205
                                                     =======================================================
Cash and cash equivalents, end of year                    $    181           $   205          $    244
                                                     =======================================================

Supplemental disclosures of cash flow information:
   cash paid during the year for:
   Interest paid                                          $  1,061           $ 1,191           $   996
   Income taxes paid                                      $      -         $      14           $ 3,378
                                                     =======================================================

See accompanying notes.

================================================================================
                               LMI Aerospace, Inc.
================================================================================


                               LMI Aerospace, Inc.

                   Notes to Consolidated Financial Statements
         (Dollar amounts in thousands, except share and per share data)

                                December 31, 1997

1. Accounting Policies

Description of Business

LMI Aerospace, Inc. (the Company) (formerly Leonard's Metal, Inc.) is a fabricator, finisher, and integrator of formed, close tolerance aluminum and specialty alloy components for use by the aerospace industry. The Company is a Missouri corporation with headquarters in St. Charles, Missouri. The Company maintains facilities in St. Charles, Missouri; Seattle, Washington; Tulsa, Oklahoma; and Wichita, Kansas.

The accompanying financial statements include the consolidated financial position, results of operations, and cash flows of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Customer and Supplier Concentration

Direct sales to the Company's largest customer accounted for 45 percent, 46 percent, and 59 percent of the Company's total revenues in 1995, 1996, and 1997 and represented 52 percent and 62 percent of the accounts receivable balance at December 31, 1996 and 1997, respectively. Indirect sales to the Company's largest customer accounted for 19 percent, 20 percent, and 17 percent of the Company's total revenues in 1995, 1996, and 1997, respectively.

Direct sales to the Company's second largest customer accounted for 18 percent, 19 percent, and 13 percent of the Company's total revenues in 1995, 1996, and 1997 and represented 17 percent and 14 percent of the accounts receivable balance at December 31, 1996 and 1997, respectively.

Direct sales to the Company's third largest customer accounted for 11 percent, 8 percent, and 9 percent of the Company's total revenues in 1995, 1996, and 1997 and represented 8 percent and 7 percent of the accounts receivable balance at December 31, 1996 and 1997, respectively.

1. Accounting Policies (continued)

In 1997, the Company purchased approximately 50 percent of the materials used in production from three suppliers.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investment instruments with an initial maturity of three months or less.

Inventories

Inventories are stated at the lower of cost or market using actual cost for raw materials and work-in-process and average cost for finished goods. Inventories include certain deferred production costs related to long-term production contracts. These costs are included in cost of sales over the life of the contract based on a units-of-delivery method.

Revenue Recognition

Revenues are recorded when services are performed or when products are shipped, except for long-term construction contracts which are recorded on the percentage-of-completion method based on a units-of-delivery method. Sales from long-term construction contracts were less than 10 percent of total sales for each year in the three-year period ended in 1997. The billings in excess of costs, under long-term construction contracts, are $321 as of December 31, 1997 and are included in accrued expenses. Billings in excess of costs were immaterial as of December 31, 1996.

Property and Equipment

Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of the minimum lease payments. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Estimated useful lives for buildings and machinery and equipment are 20 years and 4 to 10 years, respectively.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement and income tax basis of the Company's assets and liabilities.

Stock-Based Compensation

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. The Company has elected to continue to measure its cost of stock-based compensation under the provisions of Accounting Principles Board (APB) Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Financial Instruments

Fair values of the Company's fixed rate long-term obligations approximate their carrying value, as the rates approximate those which could be obtained by the Company for similar issues with similar maturities. The Company's other financial instruments have fair values which approximate their respective carrying values, due to their short maturities or variable rate characteristics.

Earnings per Common Share

In 1997, the Company adopted SFAS No. 128, Earnings per Share, which replaced the calculation of primary and fully diluted earnings per share with basic and fully diluted earnings per share. All earnings per share amounts for all periods have been presented or, where appropriate, restated to conform to SFAS No. 128.

Earnings per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the applicable periods. The weighted average number of common shares outstanding was 5,529,483, 5,779,833, and 5,836,700 in 1995, 1996, and 1997, respectively. In order to compute diluted earnings per common share, the Company included weighted average dilutive stock options outstanding which totaled 15,552, 11,150, and 76,104 in 1995, 1996, and 1997, respectively.


2. Inventories

Inventories consist of the following:

                                                    1996                 1997
                                               ---------------------------------

Raw materials                                      $2,142              $2,990
Work in process                                     4,065               3,875
Finished goods                                        988               1,836
                                               =================================
                                                   $7,195              $8,701
                                               =================================

3. Property, Plant, and Equipment

Property, plant, and equipment at
  December 31 consist of the following:

                                                    1996                 1997
                                               ---------------------------------

Land                                            $      638           $      638
Buildings                                            7,010                7,405
Machinery and equipment                             16,127               18,899
Leasehold improvements                                 307                  426
Construction in progress                               224                  298
                                               ---------------------------------
                                                    24,306               27,666
Less accumulated depreciation                      (10,309)             (12,014)
                                               =================================
                                                  $ 13,997             $ 15,652
                                               =================================

Depreciation expense (including amortization expense on capital leases) recorded by the Company totaled $1,812, $1,907, and $2,058 for 1995, 1996, and 1997, respectively.

4. Demand Note Payable to Stockholder

The Company is obligated to a stockholder for a $250 demand note payable. The note accrues interest quarterly at 10.5 percent per annum. In March 1998, the note was paid. See Note 5.


5. Long-Term Debt

Long-term debt consists of the following:

                                                                           1996                1997
                                                                    ---------------------------------------
Revolving line of credit, interest payable quarterly, at a
   variable rate                                                         $  3,459              $1,281
Industrial Development Revenue Bond, interest payable
   monthly, at a variable rate                                              5,000               2,500
Term loan note payable, interest payable monthly, at a fixed
   rate of 9.75%                                                            2,250                   -
Term loan note payable, principal and interest payable
   monthly, at a fixed rate of 9.0%                                             -               3,482
Real estate note payable, principal and interest payable
   monthly, at a variable rate                                                450                 428
Notes payable, principal and interest payable monthly, at
   fixed rates, ranging from 8.25% to 9.56%                                   118               1,233
Subordinated debentures, interest payable monthly, at a fixed
   rate of 11%                                                                800                 800
Capital lease obligations                                                      94                 117
                                                                    ---------------------------------------
                                                                           12,171               9,841
Less current installments                                                   1,436                 567
                                                                    =======================================
                                                                          $10,735              $9,274
                                                                    =======================================

The Company has a Credit and Security Agreement with Norwest Business Credit, Inc. for a revolving credit facility up to $6,500 subject to a borrowing base calculation and secured by the working capital of the Company. Interest is payable monthly on the facility at the prime rate plus .5 percent, 9 percent at December 31, 1997. The facility matures on February 13, 1999 and requires compliance with certain nonfinancial and financial covenants, including debt service coverage, minimum book net worth, leverage ratio, and current ratio.

The Industrial Revenue Bond (IRB) bears interest at a variable rate, which is based on the existing market rates for comparable outstanding tax-exempt bonds (4.3 percent and 4.1 percent at December 31, 1996 and 1997, respectively), not to exceed 12 percent. The IRB is secured by a letter of credit, and Magna Bank, which holds 100 percent participation in the letter of credit, has a security interest in certain equipment. The balance at December 31, 1997 matures in November 2000.

On August 15, 1996, the Company executed a 9.75 percent term note payable for $2,600 with Magna Bank N.A. (Magna Bank) secured by certain Company-owned real estate. The term note payable was amended on January 17, 1997 requiring the Company to make principal payments of $1,300 in 1997. Interest is payable monthly on the term note payable at 9.75 percent per annum.

During 1997, the Company refinanced $2,500 of the IRB and the remaining $1,000 of the 9.75 percent term note payable and executed a new 9.0 percent term note payable for $3,500 with Magna Bank secured by certain Company-owned real estate. Accordingly, the $2,500 which was scheduled to mature on November 1, 1997 has been classified as long-term debt at December 31, 1996. The term note payable requires monthly principal and interest payments of $45, and any remaining principal balance is due upon maturity in November 2000. The term note payable contains certain nonfinancial and financial covenants, including leverage ratio, current ratio, and minimum tangible net worth.

The real estate note payable with the Oklahoma Industrial Finance Authority requires monthly principal and interest payments through May 2009 and bears interest at the lender's prime rate adjusted quarterly based on the last day of the previous quarter (8.25 percent at December 31, 1996 and 8.5 percent at December 31, 1997). The real estate note payable is secured by a mortgage on the property.

The Company entered into various notes payable for the purchase of certain equipment. The notes are payable in monthly installments including interest ranging from 8.25 percent to 9.56 percent through November 2002. The notes payable are secured by equipment.

The Company issued subordinated debentures during 1996 which bear interest at 11 percent, payable monthly. The debentures are unsecured and mature on March 15, 1999.

All of the Company's property, plant, and equipment is pledged under the above agreements.

The aggregate maturities of long-term debt as of December 31, 1997 are as follows:

Year ending December 31:
   1998                                                          $    567
   1999                                                             2,655
   2000                                                             5,805
   2001                                                               307
   2002                                                               220
   Thereafter                                                         287
                                                            ==================
                                                                 $  9,841
                                                            ==================

On March 31, 1998, the Company secured a $15,000 unsecured line of credit with Magna Bank to fund short-term working capital needs. The Company drew upon the line in March 1998 to retire certain outstanding debt balances, including the Norwest revolving line of credit ($1,281 at December 31, 1997), demand notes to former shareholders ($250 at December 31, 1997), and the subordinated debentures ($800 at December 31, 1997). The credit facility prohibits the payment of cash dividends on the common stock without the lender's prior written consent.

6. Leases

The Company leases certain facilities and equipment under various noncancelable operating lease agreements which expire at various dates throughout 2005. At December 31, 1997, the future minimum lease payments under operating leases with initial noncancelable terms in excess of one year are as follows:

Year ending December 31:
   1998                                                              $     610
   1999                                                                    673
   2000                                                                    495
   2001                                                                    464
   2002                                                                    479
   Thereafter                                                            1,143
                                                              ==================
                                                                        $3,864
                                                              ==================

Rent expense totaled $206, $364, and $539 in 1995, 1996, and 1997, respectively.


7. Defined Contribution Plans

The Company has a noncontributory profit sharing plan and a contributory 401(k) plan which covers substantially all full-time employees. Employees are eligible to participate in both plans after reaching 1,000 hours of accredited service. Contributions to the profit sharing plan are at the discretion of management and become fully vested to the employees after seven years. Contributions by the Company to the profit sharing plan totaled $0, $74, and $150 for 1995, 1996, and 1997, respectively. Contributions by the Company to the 401(k) plan are based upon a percentage of employee contributions, up to a maximum of $225 per employee. The Company's contributions to the 401(k) plan totaled $50, $52, and $78 for 1995, 1996, and 1997, respectively.

8. Stock Options

The Company has an Employee Incentive Stock Option Plan (the Plan), which provides options for up to 1,398,250 shares to be granted to key employees at exercise prices greater than or equal to the fair market value per share on the date the option is granted. All options vest immediately upon grant. Stock option activity under the Plan is as follows:

                                       1995                         1996                          1997
                            ---------------------------- ---------------------------- -----------------------------
                              Number of      Option        Number of       Option       Number of      Option
                               Shares        Prices         Shares         Prices        Shares        Prices
                            ------------ --------------- ------------- -------------- ------------- ---------------
Options outstanding at
  beginning of year             90,475    $1.24 to $1.77   174,370     $1.24 to $1.90     241,815   $1.77 to $1.90
Granted                         83,895    $1.77 to $1.90   116,795          $1.90          59,467   $2.60 to $3.67
Exercised                            -          -          (41,125)         $1.24          (3,290)       $1.77
Canceled                             -          -           (8,225)         $1.64         (65,800)       $1.90
                            ------------                 -------------                -------------
 Options outstanding at
   end of year                 174,370    $1.24 to $1.90   241,815     $1.77 to $1.90     232,192   $1.77 to $3.67
                            ============ =============== ============= ============== ============= ===============
Options available for
  grant at end of year       1,141,630         -          1,033,060           -         1,039,393          -
                            ============ =============== ============= ============== ============= ===============


Under the Plan, 1,271,585 common shares are reserved for issuance as of December 31, 1997. The weighted average fair value per stock option granted during 1995, 1996, and 1997 was $.50, $.41, and $.67, respectively, measured on the date of grant using the Black-Scholes Option Pricing model with the following assumptions: volatility of 25.7 percent; 0 percent dividend yield; an expected life of 3.5 years, 2.5 years, and 1.5 to 2.25 years for 1995, 1996, and 1997, respectively; and a risk-free rate of 4.94 percent, 5.20 percent, and 5.26 percent for 1995, 1996, and 1997. The Company applied APB Opinion No. 25 in accounting for its stock option plans, and accordingly, no compensation cost has been recognized for stock options granted. Had the Company determined compensation cost based on the fair value at the date of grant under SFAS. No. 123, net income and earnings per share amounts would have been as follows:

                                      1995             1996              1997
                                  --------------- ---------------- -------------

Net income:
    As reported                           $37          $1,187             $5,283
    Pro forma                              10             1,155            5,256

Net income per common share:
    As reported                         $.01              $.21             $.91
    Pro forma                               -              .20              .90

Net income per common share
  assuming dilution:
    As reported                          .01               .20              .89
    Pro forma                               -              .20              .89

9. Income Taxes

The temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                1996             1997
                                            ----------------------------------
Deferred tax asset:
   Accrued vacation                              $ 122          $    158
   Inventory                                       142               186
   Accrued environmental expenses                   58                13
   Alternative minimum tax credit                   60                 -
   Other accrued expenses                           15               135
   Other                                            10                10
                                            ----------------------------------
Total deferred tax assets                          407               502

Deferred tax liabilities:
   Depreciation                                      (934)              (1,074)
   Other                                              (56)                 (25)
                                            ------------------------------------
Total deferred tax liabilities                       (990)              (1,099)
                                            ------------------------------------
Net deferred tax liability                          $(583)            $   (597)
                                            ====================================

The Company's income tax provision consisted of the following for the year ended December 31:

                                 1995               1996               1997
                          ------------------------------------------------------
Federal:
   Current                        $  2                $471              $2,937
   Deferred                         43                 182                 (17)
                          ------------------------------------------------------
                                    45                 653               2,920

State:
   Current                           -                  55                 355
    Deferred                         7                  32                  31
                          ------------------------------------------------------
                                   $52                $740              $3,306
                          ======================================================

The federal corporate statutory rate is reconciled to the Company's effective income tax rate as follows:

                                      1995            1996               1997
                                  ----------------------------------------------

Federal taxes                         $30            $653              $2,920
State and local taxes, net
  of federal benefit                    9              57                 258
Other                                  13              30                 128
                                  ==============================================
Provision for income taxes            $52            $740              $3,306
                                  ==============================================

At December 31, 1995, the Company had a net operating loss carryforward of $789 which was fully utilized in 1996. At December 31, 1996, the Company had an alternative minimum tax credit carryforward of $60 which was fully utilized in 1997.

10. Commitments and Contingencies

The Company is involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position.

During January 1992, the Company entered into an agreement for the purchase of certain real estate. The agreement contained a representation and warranty of the seller that the property did not suffer from environmental contamination. Environmental contamination was subsequently identified on the property, and during 1996, the Company accrued $250 for remediation and related legal costs. During 1997, the remediation was substantially completed. The Company incurred total costs of $140 related to this matter, and $75 of the reserve was reversed in 1997. As of December 31, 1997, the Company has certain monitoring requirements related to the property, for which an accrued expense of $35 is included in accrued expenses. In 1996 and 1997, the related income effects were classified as selling, general, and administrative expense in the consolidated statements of operations.

11. Quarterly Financial Data (Unaudited)

                                        First             Second             Third             Fourth
                                  ------------------ ----------------- ------------------ -----------------
1996
Net sales                             $  7,718           $  7,766          $  8,913            $10,619
Cost of sales                            6,067              5,760             6,628              8,270
Net income                                 196                371               392                228 (1)
Net income per common share         $      .03         $      .06        $      .07          $     .04
Net income per common share -
  assuming dilution                        .03                .06               .07                .04

1997
Net sales                              $12,690            $14,383           $13,975            $14,032
Cost of sales                            9,393             10,266             9,598              9,675
Net income                                 939              1,350             1,577              1,417
Net income per common share          $     .16          $     .23         $     .27          $     .24
Net income per common share -
  assuming dilution                        .16                .23               .27                .24

(1)   Includes a charge of $250 for environmental remediation - see Note 10.



12. Subsequent Event - Initial Public Offering

On April 27, 1998, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission relating to an initial public offering of 2,300,000 shares of the Company's unissued common stock (345,000 additional shares if the underwriters' over-allotment option is exercised). In connection with the initial public offering, the Company effected a 2.29-for-1 stock dividend of the Company's common stock to shareholders of record on May 1, 1998. All references in the accompanying financial statements to the number of shares of common stock and per common share amounts have been retroactively adjusted to reflect the stock dividend. In addition, the Company's capital structure was changed to reflect 28,000,000 shares of common stock and 2,000,000 shares of preferred stock authorized.

                               LMI Aerospace, Inc.

                      Condensed Consolidated Balance Sheets
             (Amounts in thousands, except share and per share data)




                                          December 31,         March 31,
                                              1997                1998
                                         --------------------------------------
Assets                                                          (unaudited)
Current assets:
   Cash and cash equivalents               $     244           $     604
   Trade accounts receivable                   8,058               9,745
   Inventories                                 8,701               9,128
   Prepaid expenses                              147                 167
   Other current assets                          109                 109
    Deferred income taxes                        502                 502
                                         --------------------------------------
Total current assets                          17,761              20,255

Property, plant, and equipment, net           15,652              16,448
Deferred financing cost, net                     130                  94
Other assets                                      86                  86
                                         --------------------------------------
                                            $ 33,629           $  36,883
                                         ======================================

Liabilities and stockholders' equity Current liabilities:
   Accounts payable                             $   3,318           $   3,908
   Accrued expenses                                 1,940               2,781
   Income taxes payable                               430               1,216
   Demand note payable to stockholder                 250                  --
   Current installments of long-term debt             567                 640
                                               ---------------------------------
Total current liabilities                           6,505               8,545

Long-term debt, less current installments           9,274               8,829
Deferred income taxes                               1,099               1,099
                                               ---------------------------------
Total noncurrent liabilities                       10,373               9,928

Stockholders' equity:
   Common stock of $.02 par value;
     authorized 15,000,000
     shares; issued 5,908,471 at
     December 31, 1997 and at                        118                 118
     March 31, 1998, respectively
   Additional paid-in capital                      1,543               1,543
   Retained earnings                              15,090              16,749
                                              ----------------------------------
Total stockholders' equity                        16,751              18,410
                                              ==================================
                                                $ 33,629            $ 36,883
                                              ==================================

See accompanying notes.

                               LMI Aerospace, Inc.

                 Condensed Consolidated Statements of Operations
                  (Amounts in thousands, except per share data)
                                   (Unaudited)

                                                              Three Months Ended
                                                                     March 31,
                                            1997                1998
                                          -----------------------------------

Net sales                                  $ 12,690            $ 16,335
Cost of sales                                 9,393              11,502
                                          -----------------------------------
Gross profit                                  3,297               4,833

Selling, general, and
  administrative expenses
                                              1,489               1,883
                                          -----------------------------------
Income from operations                        1,808               2,950

Other income (expense):
   Interest expense                            (283)               (258)
   Other, net                                     1                   5
                                          -----------------------------------

Income before income taxes                    1,526               2,697
Provision for income taxes                      587               1,038
                                          ===================================
Net income                                  $   939            $  1,659
                                          ===================================

Net income per common share                  $ 0.16              $ 0.28
                                          ===================================

Net income per common share
  - assuming dilution                        $ 0.16              $ 0.28
                                          ===================================

See accompanying notes.


                               LMI Aerospace, Inc.

                 Condensed Consolidated Statements of Cash Flows
                             (Amounts in thousands)
                                   (Unaudited)


                                                              Three Months Ended March 31,
                                                           1997              1998
                                                     -------------------------------------

Operating activities
Net income                                               $      939         $   1,659
Adjustments to reconcile net income to

netnet cash provided by operating activities:
   net cash provided by operating activities:
     Depreciation and amortization                             499               644
     Changes in operating assets and liabilities:
       Trade accounts receivable                              (448)           (1,686)
       Inventories                                            (149)             (427)
       Prepaid expenses                                          7               (20)
       Other current assets                                    (16)              (43)
       Other assets                                              2                33
       Income taxes payable                                     97               786
       Accounts payable                                        468               590
       Accrued expenses                                        347               841
                                                                       -------------------
                                                     -------------------
Net cash provided by operating activities                    1,746             2,377

Investing activities
Additions to property, plant, and equipment                   (335)           (1,405)
Proceeds from sale of property, plant, and equipment             -                 9
equipment
                                                     -------------------------------------
Net cash used in investing activities                         (335)           (1,396)

Financing activities
Proceeds from issuance of long-term debt                         -             1,292
Principal payments on long-term debt                          (901)           (1,913)
                                                     -------------------------------------
Net cash used in financing activities                         (901)             (621)
activities
                                                     -------------------------------------

Net change in cash and cash equivalents                        510               360
Cash and cash equivalents, beginning of period                 205               244
                                                     =====================================
Cash and cash equivalents, end of period                 $     715          $    604
                                                     =====================================


See accompanying notes.

================================================================================
                               LMI Aerospace, Inc.
================================================================================


                               LMI Aerospace, Inc.

              Notes to Condensed Consolidated Financial Statements
         (Dollar amounts in thousands, except share and per share data))
                                   (Unaudited)
                                 March 31, 1998

1. Accounting Policies

Basis of Presentation

LMI Aerospace, Inc. (the Company) (formerly Leonard's Metal, Inc.) is a fabricator, finisher, and integrator of formed, close tolerance aluminum and specialty alloy components for use by the aerospace industry. The Company is a Missouri corporation with headquarters in St. Charles, Missouri. The Company maintains facilities in St. Charles, Missouri; Seattle, Washington; Tulsa, Oklahoma; and Wichita, Kansas.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair representation have been included. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. These financial statements should be read in conjunction with the consolidated financial statements and accompanying footnotes for the year ended December 31, 1997.

The Company's income per share and share data in the financial statements have been retroactively restated to reflect the effect of the 2.29-for-one stock dividend declared on April 27, 1998 to shareholders of record on May 1, 1998 in connection with the filing of a Form S-1 Registration Statement.

Earnings per Common Share

In 1997, the Company adopted SFAS No. 128, Earnings per Share, which replaced the calculation of primary and fully diluted earnings per share with basic and fully diluted earnings per share. All earnings per share amounts for all periods have been presented or, where appropriate, restated to conform to SFAS No. 128.

Earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the applicable periods. The weighted average number of common shares outstanding was 5,908,471 and 5,822,839 at March 31, 1998 and 1997, respectively. In order to compute diluted earnings per common share, the Company included weighted average dilutive stock options outstanding which totaled 116,614 and 49,551 at March 31, 1998 and 1997, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Inventories

Inventories consist of the following:

                                           December 31,          March 31,
                                               1997                 1998
                                         ------------------------------------
Raw materials                                  $2,990              $3,588
Work in process                                 3,875               3,470
Finished goods                                  1,836               2,070
                                         ====================================
                                               $8,701              $9,128
                                         ====================================

3. Property, Plant, and Equipment

Property, plant, and equipment
  consist of the following:

                                           December 31,          March 31,
                                               1997                 1998
                                         ------------------------------------
Land                                        $      638            $     638
Buildings                                        7,405                7,464
Machinery and equipment                         18,376               19,018
Software costs                                     523                  571
Leasehold improvements                             426                  426
Construction in progress                           298                  897
                                         ------------------------------------
                                                27,666               29,014
Less accumulated depreciation                  (12,014)             (12,566)
                                         ====================================
                                              $ 15,652             $ 16,448
                                         ====================================

Depreciation expense (including amortization expense on capital leases) recorded by the Company totaled $477, and $597, for the three months ended March 31, 1997 and 1998, respectively.


4. Long-Term Debt

Long-term debt consists of the following:

                                                                       December 31,         March 31,
                                                                           1997                1998
                                                                    ---------------------------------------

Revolving line of credit, interest payable monthly, at a
   variable rate                                                         $  1,281             $ 1,527
Industrial Development Revenue Bond, interest payable
   monthly, at a variable rate                                              2,500               2,500
Term loan note payable, principal and interest payable
   monthly, at a fixed rate of 9.0%                                         3,482               3,408
Real estate note payable, principal and interest payable
   monthly, at a variable rate                                                428                 422
Notes payable, principal and interest payable monthly, at
   fixed rates, ranging from 8.25% to 9.56%                                 1,233               1,508
Subordinated debentures, interest payable monthly, at a fixed
   rate of 11%                                                                800                ----
Capital lease obligations                                                     117                 104
                                                                    ---------------------------------------
                                                                            9,841               9,469
Less current installments                                                     567                 640
                                                                    =======================================
                                                                           $9,274             $ 8,829
                                                                    =======================================

On March 31, 1998, the Company secured a $15,000 unsecured line of credit with Magna Bank to fund various corporate needs. Interest is payable monthly based on a quarterly cash flow leverage calculation and the LIBOR rate (7.09% at March 31, 1998). This facility matures on March 30, 2000 and requires compliance with certain non-financial and financial covenants including minimum tangible net worth and EBITDA requirements. The credit facility prohibits the payment of cash dividends on common stock without Magna's prior written consent. The Company drew upon the line in March 1998 to retire certain outstanding debt balances, including the previous revolving line of credit ($1,281 at December 31, 1997), demand notes to former shareholders ($250 at December 31, 1997), and the subordinated debentures ($800 at December 31, 1997).

The Industrial Revenue Bond (IRB) bears interest at a variable rate, which is based on the existing market rates for comparable outstanding tax-exempt bonds (4.1 percent and 3.85 percent at December 31, 1997 and March 31, 1998, respectively), not to exceed 12 percent. The IRB is secured by a letter of credit, and Magna Bank NA (Magna), which holds 100 percent participation in the letter of credit, has a security interest in certain equipment. The bond matures in November 2000.

During 1997, the Company executed a new 9.0 percent term note payable for $3,500 with Magna secured by certain Company-owned real estate. The term note payable requires monthly principal and interest payments of $45, and any remaining principal balance is due upon maturity in November 2000. The term note payable contains certain nonfinancial and financial covenants, including leverage ratio, current ratio, and minimum tangible net worth. All of the Company's property, plant and equipment is pledged under the above agreement.

The real estate note payable is with the Oklahoma Industrial Finance Authority requires monthly principal and interest payments through May 2009 and bears interest at the prime rate adjusted quarterly based on the last day of the previous quarter (8.5 percent at December 31, 1997 and March 31, 1998). The real estate note payable is secured by a mortgage on the property.

The Company entered into various notes payable for the purchase of certain equipment. The notes are payable in monthly installments including interest (ranging from 8.25 percent to 9.56 percent through November 2002). The notes payable are secured by equipment.

5. Commitments and Contingencies

The Company is involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position.

6. Subsequent Event - Initial Public Offering

On April 27, 1998, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission relating to an initial public offering of 2,300,000 shares of the Company's unissued common stock (345,000 additional shares if the underwriters' over-allotment option is exercised). In connection with the initial public offering, the Company will effect a 2.29-for-one stock dividend of the Company's common stock payable June 1, 1998 to shareholders of record on May 1, 1998. All references in the accompanying financial statements to the number of shares of common stock and per common share amounts have been retroactively adjusted to reflect the stock dividend. In addition, the Company's capital structure was changed to reflect 28,000,000 shares of common stock and 2,000,000 shares of preferred stock authorized.

Pursuant to the employment of one of the Company's officers, in the second quarter of 1998, the Company will record unearned compensation expense related to its stock transactions with the officer. The stock transactions involve the issuance of 32,900 shares as a bonus, the purchase of 98,700 shares from the Company, and the purchase of 98,700 shares from a principal shareholder. The unearned compensation expense will be determined based on a formula, which applies a discount related to the restricted nature of the shares, as determined by an independent appraiser, to the prevailing stock price in the initial public offering. The Company estimates this unearned compensation expense will be approximately $600, to be recognized over 48 months.

    No dealer, salesperson or any other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer contained herein, and if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Shareholder or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, shares of Common Stock in any jurisdiction to any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.


                                TABLE OF CONTENTS
                                                                       Page
                                                                       ----
Prospectus Summary ........................................
Summary Consolidated Financial Information.................
Risk Factors...............................................
Use of Proceeds............................................
Dividend Policy............................................
Dilution...................................................
Capitalization.............................................
Selected Consolidated Financial Information................
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................................
Business...................................................
Management.................................................
Certain Transactions.......................................
Principal Shareholders.....................................
Authorized and Outstanding Capital Stock...................
Shares Eligible for Future Sale............................
Underwriting...............................................
Legal Matters..............................................
Experts....................................................
Relationship with Independent Accountants..................
Additional Information.....................................
Index to Financial Statements..............................           F-1

Until ______________, 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                              LMI AEROSPACE, INC.

                                      [LMI
                                      LOGO]


                                2,300,000 Shares
                                  Common Stock


                                   PROSPECTUS
                             _______________, 1998



                            EVEREN Securities, Inc.

                                 George K. Baum
                                   & Company

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

    The following table sets forth the estimated expenses in connection with the issuance and distribution of the shares offered hereby, all of which will be paid by the Registrant:

         SEC registration fee ................................     $ 10,924
         NASD review fee......................................        4,203
         Nasdaq National Market listing fee ..................       75,000
         Transfer Agent fees and expenses.....................        5,000
         Legal fees and expenses..............................      175,000
         Accounting fees and expenses.........................      150,000
         Printing and engraving expenses......................      100,000
         Miscellaneous........................................       29,873
                                                                    -------

              Total ..........................................     $550,000
                                                                    =======

Item 14.  Indemnification of Directors and Officers

         Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful, except that, inVtheNcaseuoftansaction or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have beeneadjudgedBtombe liable for negligence or misconduct in the performance of the person's duty to the corporation, unlessCandaonly to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by such person in connection with such action, suit or proceeding. Subsection (7) of Section 351.355 provides that a corporation may provide additional indemnification to any person indemnifiable under subsection
(1) or (2) of such Section, provided such additional indemnification is (i) authorized by the corporation's articles of incorporation or an amendment thereto or (ii) by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involves an accounting for profits pursuant to
Section 16(b) of the Exchange Act. Article 9 of the Articles of Incorporation of the Company permits the Company to enter into agreements with its directors, officers, employees and agents to provide such indemnification as deemed appropriate. Article 9 also provides that the Company may extend to its directors and executive officers such indemnification and additional indemnification.

         The Company has procured and intends to maintain a policy of insurance under which the directors and officers of the Company will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers.

Item 15.  Recent Sales of Unregistered Securities


         On August 10, 1995, the Company issued 26,320 shares to the Ronald S. Saks Revocable Trust U/T/A dated June 21, 1991 for $50,240, 52,640 to Sanford Neuman for $100,480 and 86,856 to the Joseph Burstein Revocable Trust U/T/A dated August 20, 1983 for $165,792, all of which issuances were effected under
Section 4(2) of the Securities Act.

         On November 13, 1995, the Company issued in the aggregate 188,763 shares to the Guaranty Trust Company of Missouri as trustee for the Profit Sharing Plan for $360,315 under Rule 701 of the Securities Act.

         On October 2, 1997, the Company issued 80,976 shares to the Guaranty Trust Company of Missouri as trustee for the Profit Sharing Plan for $302,088 under Rule 701 of the Securities Act.

         On December 31, 1997, the Company issued 3,290 shares to Ronald S. Saks as Voting Trustee under Voting Trust No. 1 as a result of an exercise of part of an option granted to a shareholder for an aggregate exercise price of $5,810, 1,392 shares to Ronald S. Saks as Voting Trustee under Voting Trust No. 1 for $21,228 and 324,420 shares in the aggregate to Sanford S. Neuman as Voting Trustee under Voting Trust No. 2 for an aggregate purchase price of $1,503,772, under Section 4(2) of the Securities Act.

         On April 27, 1998, the Company issued 32,900 shares to the Guaranty Trust Company of Missouri as trustee for The Profit Sharing Plan for $384,900 (based on 90% of an initial public offering value of $13 per share) under Rule 701 of the Securities Act and 32,900 shares as compensation to Ronald S. Saks as Voting Trustee under Voting Trust No. 1 under Section 4(2) of the Securities Act pursuant to a restricted stock agreement between the Company and Lawrence J. LeGrand.

         On June 1, 1998, as a result of an exercise of an option granted to a shareholder, the Company issued 16,450 shares to Ronald S. Saks as Voting Trustee under Voting Trust No. 1 for an aggregate exercise price $29,050 under
Section 4(2) of the Securities Act.

Item 16.  Exhibits and Financial Statement Schedules

Exhibits

See Exhibit Index on page E-1

Financial Statement Schedules

See Index to Financial Statements on Page F-1

Item 17.  Undertakings

         (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (b) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements, certificates in such denominations and registered in such names as required by the Representatives to permit prompt delivery to each purchaser.

         (c)  The undersigned Registrant hereby undertakes that:

              (1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

              (2) For the purpose of determining any liability under the Securities Act of 1933, each post effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis and State of Missouri on the 5th day of June, 1998.

                                      LMI AEROSPACE, INC.
                                      (Registrant)

                                          /s/ Lawrence R. Dickinson
                                       By
                                          Lawrence E. Dickinson
                                          Chief Financial Officer


        Each of the undersigned hereby appoints Ronald S. Saks and Lawrence E. Dickinson, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons and in the capacities and on the dates indicated.

   Signature                           Title                        Date
   ---------                           -----                        ----


 /s/ Ronald S. Saks*               Chief Executive Officer,         June 5, 1998
-------------------------------    President, and Director
Ronald S. Saks

 /s/ Joseph Burstein*              Chairman of the Board,           June 5, 1998
-------------------------------    Secretary and Director
Joseph Burstein


 /s/ Lawrence J. LeGrand*          Chief Operating Officer          June 5, 1998
-------------------------------    and Director
Lawrence J. LeGrand


 /s/ Lawrence E. Dickinson         Chief Financial Officer          June 5, 1998
-------------------------------
Lawrence E. Dickinson


 /s/ Duane Hahn                    Vice President, Regional         June 5, 1998
-------------------------------    Manager and Director
Duane Hahn


 /s/ Sanford S. Neuman*            Assistant Secretary and          June 5, 1998
-------------------------------    Director
Sanford S. Neuman


 /s/ Thomas M. Gunn                Director                         June 4, 1998
-------------------------------
Thomas M. Gunn

 /s/ Alfred H. Kerth, III          Director                         June 4, 1998
-------------------------------
Alfred H. Kerth, III


*By:  /s/ Lawrence E. Dickinson
    ---------------------------
Lawrence E. Dickinson,
as attorney in fact

                                  EXHIBIT INDEX

Exhibit
Number         Description                                                 Page

1.1*     Form of Underwriting Agreement ........................

3.1*     Restated Articles of the Registrant ...................

3.2      Amended and Restated By-Laws of the Registrant ........

4.1*     Form of the Registrant's Common Stock Certificate .....

5.1*     Opinion of Gallop, Johnson & Neuman, L.C. .............

10.1*    1989 Stock Option Plan, including amendments
           nos. 1 through 4....................................

10.2*    Employment Agreement, dated January 1, 1997, between
           the Registrant and Ronald S. Saks ...................

10.3     Employment Agreement, effective as of May 1, 1998,
           between the Registrant and Lawrence J. LeGrand ......

10.4     Employment Agreement, dated January 1, 1998, between
           the Registrant and Duane E. Hahn ....................

10.5*    Employment Agreement, dated January 1, 1998, between
           the Registrant and Phillip A. Lajeunesse ............

10.6*    Employment Agreement, dated January 1, 1998, between
           the Registrant and Robert T. Grah ...................

10.7*    Employment Agreement, dated January 1, 1998, between
           the Registrant and Bradley L. Nelson ................

10.8     Lease Agreement, dated November 25, 1991, between the
           Registrant and Roy R. Thoele and Madonna J. Thoele, including all amendments (Leased premises at 3000
           Highway 94 North)....................................

10.9     Lease Agreement, dated June 28, 1988, between the
           Registrant and J & R Sales, including all
           amendments (Leased premises at 204 H Street).........

10.10    Lease  Agreement,  dated  May  6,  1997,  between  the
           Registrant and Victor Enterprises,  LLC, including
           all amendments Leased premises at 101 Western
           Avenue S)............................................

10.11   Lease Agreement, dated February 1, 1995, between the
           Registrant and RFS Investments (Leased premises at
           2621 West Esthner Court).............................

10.12   Profit Sharing and Savings Plan and Trust, including
           amendments nos. 1 through 6..........................

10.13*  Loan Agreement between the Registrant and Magna Bank,
           N.A., dated August 15, 1996, including all
           amendments ..........................................

10.14   Loan Agreement with the Industrial Development
          Authority of St. Charles County, Missouri, dated
          as of September 1, 1990...............................

10.15   General Terms Agreement and Special Business Provisions
          between the Registrant and Boeing Seattle.............

10.16 Form of Master Purchase Order Agreement covering Boeing 777 and 747 Programs and Master Order Agreement covering Boeing 737 Leading Edge Programs, both between the
          Registrant and Boeing North American..................

10.17   Form of Contract between the Registrant and Boeing
          Wichita...............................................

10.18 General Conditions (Fixed Price - Non-Governmental) for the G-14/F100 Program, General Conditions for the Wing Stub/Lower 45 Program Boeing Model 767 Aircraft and Form of Master Agreement, between the Registrant and
          Northrop Grumman......................................

10.19   1998 Stock Option Plan..................................

10.20   Amendment No. 5 to 1989 Stock Option Plan...............

10.21 Restricted Stock Agreement with Lawrence J. LeGrand, dated as of April 27, 1998

10.22 Subscription Agreement with Lawrence J. LeGrand, dated as of April 27, 1998

16.1    Letter from KPMG Peat Marwick, LLP as to statements
          regarding change in certified accountants.............

21.1    List of Subsidiaries of the Registrant .................

23.1    Consent of Gallop, Johnson & Neuman, L.C.
          (contained in Exhibit 5.1 hereto).....................

23.2    Consent of Ernst & Young LLP, independent auditors .....

23.3    Consent of KPMG Peat Marwick LLP, independent auditors..

24      Power of Attorney (on signature page of initial
          filing of Form S-1)...................................

27.1    Financial Data Schedule ................................

--------------------

*       Previously filed with initial filing (333-51357) dated April 23, 1998.


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